FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549


06041212

Report of Foreign Private Issuer


SEC Mail
RECEIVED
JUL 06 2006
Wash. D.C.
156
Processing
SECTION

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 30, 2006

Commission File Number: 001-09266

National Westminster Bank Plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


PROCESSED
JUL 20 2006
THOMSON

NATIONAL WESTMINSTER BANK PLC

TABLE OF CONTENTS

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 June, 2006

NATIONAL WESTMINSTER BANK PLC
(Registrant)

By: 

Name: Hew Campbell
Title: Head of Group Secretariat



Annual Report and Accounts 2005



Contents

Board of directors and secretary

Chairman
Sir George Mathewson CBE, DUniv, LLD, FRSE, FCIBS
C (Chairman), N (Chairman)

Deputy chairman and Chairman-designate
Sir Tom McKillop*
C, N

Executive directors
Sir Fred Goodwin DUniv, FCIBS, FCIB, LLD
C

Johnny Cameron

Lawrence Fish

Mark Fisher

Gordon Pell FCIBS, FCIB

Guy Whittaker
C

Non-executive directors
Colin Buchan*
A, C, R

Jim Currie* D.Litt
R

Bill Friedrich*

Archie Hunter*
A (Chairman), C

Charles 'Bud' Koch

Janis Kong* OBE

Joe MacHale*
A

Sir Steve Robson*
A

Bob Scott* CBE, FCIBS
C, N, R (Chairman)

Peter Sutherland* KCMG
C, N

Secretary
Miller McLean FCIBS
C

A member of the Audit Committee
C member of the Chairman's Advisory Group
N member of the Nominations Committee
R member of the Remuneration Committee
* independent non-executive director

Auditors
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Saltire Court
20 Castle Terrace
Edinburgh EH1 2DB

Registered office
135 Bishopsgate
London EC2M 3UR
Telephone: 020 7375 5000

Head office
135 Bishopsgate
London EC2M 3UR

National Westminster Bank Plc
Registered in England No. 929027

Report of the directors

The directors have pleasure in presenting their report together with the audited accounts for the year ended 31 December 2005.

National Westminster Bank Plc ("the Bank") is subject to the Listing Rules of the Financial Services Authority ("the Listing Rules") because it has preference shares listed on the London Stock Exchange. These preference shares are defined as Specialist Debt Securities under the Listing Rules. Accordingly, the Bank is exempt from the requirement to make certain disclosures which are normally part of the continuing obligations of listed companies. This exemption applies to corporate governance, directors' remuneration and going concern disclosures. On the basis of this exemption the Report and Accounts does not include an Operating and financial review.

Corporate structure

The Bank is a wholly-owned subsidiary of The Royal Bank of Scotland plc ("the holding company") which is incorporated in Great Britain and has its registered office at 36 St Andrew Square, Edinburgh EH2 2YB. The "Group" comprises the Bank and its subsidiary and associated undertakings. The principal subsidiary undertakings and their activities are detailed on page 31. "RBS Group" comprises The Royal Bank of Scotland Group plc (the "ultimate holding company") and its subsidiary and associated undertakings.

Profit and dividends

Profit before tax for the year ended 31 December 2005 was £3,411 million (2004 – £3,230 million).

The profit attributable to ordinary shareholders amounted to £2,446 million (2004 – £2,316 million) as set out in the consolidated income statement on page 17.

Dividends totalling £350 million (2004 – £2,300 million) were paid to the holding company during the year.

Activities and business review

In the UK, the Bank is regulated under the Financial Services and Markets Act 2000 and, with its subsidiaries, is engaged principally in providing a comprehensive range of banking services and other financial products. The financial risk management objectives and policies of the Group and information on the Group's exposure to price, credit, liquidity and cash flow risk are contained in Note 32 on the financial statements. National Westminster Home Loans Limited was transferred to the holding company on 31 December 2005.

The Bank is authorised and regulated by The Financial Services Authority and represents the NatWest Marketing Group. The Bank sells life policies, collective investment schemes and pension products and advises only on the Marketing Group's range of these products, and also on the RBS Investment Funds ICVC operated by RBS Collective Investment Funds Limited.

The directors were satisfied with the performance of the Group and look forward to continued growth in 2006.

Annual report on Form 20-F

An annual report on Form 20-F will be filed with the Securities and Exchange Commission in the US and copies will be available on request from the secretary. Much of the detailed financial information therein is shown in these accounts.

Ordinary and preference share capital

There were no changes in the ordinary and preference share capital of the Bank during the year.

Directors

The current members of the Board of directors are named on page 1. All directors, except:

- Sir Angus Grossart, Lord Vallance and Iain Robertson, who retired from the Board on 20 April 2005, and Eileen Mackay, who retired from the Board on 31 December 2005,

- Sir Tom McKillop, who was appointed to the Board on 1 September 2005, Janis Kong, who was appointed to the Board on 1 January 2006, Guy Whittaker, who was appointed to the Board on 1 February 2006, Bill Friedrich, Johnny Cameron and Mark Fisher, who were appointed to the Board on 1 March 2006, and

- Fred Watt, who resigned from the Board on 31 January 2006,

served throughout the year and to the date of signing of the financial statements.

Sir Tom McKillop, Sir Fred Goodwin, Colin Buchan, Johnny Cameron, Mark Fisher, Bill Friedrich, Janis Kong, Gordon Pell and Guy Whittaker will retire and offer themselves for election or re-election at the company's Annual General Meeting.

Sir George Mathewson will retire as Chairman of the Board with effect from the conclusion of the Annual General Meeting on 28 April 2006. The Group has secured his continued employment to serve in an advisory role to the Group. Sir Tom McKillop will succeed Sir George as Chairman.

Directors' interests

The interests of the directors holding office at 31 December 2005 in the shares of the ultimate holding company at that date are disclosed in the Report and Accounts of that company. None of the directors held an interest in the loan capital of the ultimate holding company or in the shares or loan capital of the Bank or any of the subsidiaries of the Bank during the period from 1 January 2005 to 29 March 2006.

Policies and practices in respect of employee issues are managed on a consistent basis across the RBS Group, and the following sections reflect this approach. References to the Group relate to RBS Group.

Employee proposition
The Group recognises that staff performance is central to the successful delivery of its overall business strategy. Accordingly, the Group focuses on maintaining an employee proposition that attracts, engages and retains the best available talent.

Employee recruitment
Utilising a wide range of recruitment channels, including an open internal jobs market, talent forums and detailed succession planning, the Group ensures that the recruitment and development of employees is closely aligned to organisational requirements. A strong standing as an employer of choice prompts applications from hundreds of thousands of potential candidates each year. Similarly, all vacancies are displayed internally and RBS employees can apply for any role.

The Group retains a high profile as a graduate recruiter, providing a wide range of development programmes. In 2005, more than 14,000 graduates applied for over 230 places with the Group. The Group also received the Association of Graduate Recruiters Award for delivering the 'Best Integrated Marketing Recruitment Campaign' targeted at graduates.

Group-wide co-ordination and access to recruitment and interview skills training ensures recruitment complies with internal and regulatory requirements. In addition, the Group continues to ensure all appointees are appropriately referenced and screened prior to joining the organisation.

Employee reward
The Group acknowledges that its continuing success is closely linked to the performance, skills and individual commitment of its employees. Significant focus is therefore given to offering an exceptional reward proposition to all RBS Group employees in order to attract, motivate and retain the best available talent at every level.

In 2005, employee costs of £1,477 million, including National Insurance and pension costs of £231 million, made up almost a third of total expenditure.

The Group's remuneration and benefits package, Total Reward, (consisting of salary, bonus, share scheme and competitive pension benefits) is acknowledged as one of the most comprehensive and flexible packages in the financial services sector. Salary awards within the Group reflect individual performance, offering greater increases for high performers, as well as acknowledging market competitor movements.

RBSelect, the Group's benefits choice programme, forms part of the Total Reward package. It provides for UK staff in the Group a flexible way of tailoring their reward to reflect their own individual lifestyle needs. Options range from subsidised childcare vouchers and discounted personal insurance products to environmentally friendly bicycle purchases.

Employees can also participate in bonus incentive plans specific to their business and share in the Group's ongoing success through profit sharing, Buy As You Earn and Sharesave schemes, which align their interests with those of shareholders. UK employees participate in profit sharing that is directly related to the annual performance of the Group. For the last seven years this has amounted to a further 10 percent of basic salary.

To enable employees to get the most from Total Reward, a wide range of information about reward and benefits has been introduced through RBSpeople.com, an internet site offering 24 hour access from home or work.

The RBS group Charity Lottery was launched during 2005. Employees contributing to the prize fund through a small monthly entry fee have the chance to win up to 50% of the total funds collected each month. The remainder, after payment of a small lottery-operating fee, is donated to charity.

The Group continues to offer membership of its final pension scheme, with the entire cost being met by the Group. The largest scheme is the Royal Bank of Scotland Group Pension Fund, with 80,000 employee members in the UK.

Employee learning and development
The Group actively encourages learning and development and is committed to creating and providing opportunities both inside and outside the workplace. These experiences are provided through a variety of developmental initiatives, technological innovations and learning networks and forums. Creating and maintaining a talented network of people across the Group ensures not only a strong leadership capability, but also a high performing workforce.

In 2005 a new Group-wide approach to leadership development was launched. Called the "Leadership Journey", it defines success at different leadership levels and the key developmental challenges that employees face as they progress within the Group. A suite of development programmes has been designed and implemented to ensure appropriate leadership development, supporting the challenges that individual leaders face whilst completing different stages of the Leadership Journey.

A core component of this ongoing activity is the Group's Executive Leadership Programme (developed in conjunction with the Harvard Business School) and the establishment of an on-site business school at the Group Headquarters at Gogarburn, Edinburgh, which opened in January 2006. The Business School is central to the Group's commitment to developing its leaders, and equipping them with the skills and confidence necessary to lead in complex and challenging environments.

Employee communication

Employee engagement is encouraged through a variety of means including a corporate intranet, Group and divisional magazines, team meetings led by line managers, briefings held by senior managers and regular dialogue with employees and employee representatives.

During 2005, the high quality of the Group's internal communications was reflected by success in a number of prestigious external awards schemes. Awards were attained at both Group and divisional level and included a Gold Award for hub magazine, the Manufacturing division's internal publication, at the UK Communicators in Business Awards, and a Gold Award for the Group Communications team in the Regular Communications category at the International Visual Communication Association Awards

The Group Chief Executive and other senior Group executives regularly communicate with employees through 'Question Time' style programmes, broadcast on the Group's internal television network. An 'Open Air' debate chaired by the Group Chief Executive on Diversity and Inclusion, seeking to ensure equality of opportunity for employees and customers, typifies this approach.

Employee consultation

The Group's confidential global Employee Opinion Survey is externally designed, undertaken and analysed annually on behalf of the Group by International Survey Research ("ISR").

The survey enables employees to maximise their contribution to the Group by expressing their views and opinions on a range of key issues.

The results from the 2005 survey, which 86% of Group employees completed, demonstrated significant improvements for the fifth successive year. This year, for the very first time, the Group scored above the ISR Global Financial Services Norm in every single category.

The survey results are presented at Board, divisional and team levels. Action plans are developed to address any issues identified. With continuing year-on-year improvement, strong divisional results and improvements in all leading indicators, it is believed that results are sustainable, particularly given the Group's focus on continuous improvement.

In addition to direct communication and consultation with employees, the Group recognises the trade union Amicus in the UK, and the Irish Bank Officials Association and the Services, Industrial, Professional and Technical Union in Ireland. These formal relationships are complemented by works council arrangements in many of the Group's mainland Europe-based operations.

The Group has an European Employee Communication Council that provides elected employee representatives with an opportunity to better understand market conditions and strategic decisions with transnational impact on our European operations.

Diversity

The Group's "Managing Diversity" policy sets a framework and a minimum standard within which all employees can develop to their full potential irrespective of race, gender, marital status, age, disability, religious belief, political opinion or sexual orientation. Each division has developed and delivered an action plan incorporating both Group and division-specific priorities to promote diversity across all areas of the employee lifecycle.

The success of this approach culminated in the Group receiving a Gold Standard Award in the Race for Opportunity Benchmarking Survey, having previously attained a Bronze in 2004. The Group maintains its involvement in and support of the UK Employers' Forum on Age, Employers' Forum on Disability, Employers' Forum on Belief, Stonewall and of the Government's Age Positive campaign.

The Group is also committed to ensuring that all prospective applicants for employment are treated fairly and equitably throughout the recruitment process. Its comprehensive resourcing standards cover the attraction and retention of individuals with disabilities. Reasonable adjustments are provided to support applicants in the recruitment process where these are required. The Group provides reasonable workplace adjustments for new entrants into the Group and for existing employees who become disabled during their employment.

Health, safety, wellbeing and security

The health, safety, wellbeing and security of RBS staff and customers continue to be a priority for the Group. Regular reviews are undertaken of both policies and processes to ensure compliance with current legislation and best practice. The Group focus is on ensuring that these policies are closely linked to the operational needs of the business.

Corporate responsibility

Business excellence requires that the Group meets changing customer, shareholder, investor, employee and supplier expectations. The Group believes that meeting high standards of environmental, social and ethical responsibility is key to the way it does business.

Further details of the RBS Group's corporate responsibility policies will be contained in the 2005 Corporate Responsibility Report.

Charitable contributions
The total amount given for charitable purposes by the Group during the year ended 31 December 2005 was £2.4 million (2004 - £1.2 million).

Political donations
No political donations were made during the year.

Policy and practice on payment of creditors
The Bank is committed to maintaining a sound commercial relationship with its suppliers. Consequently, it is the Bank's policy to negotiate and agree terms and conditions with its suppliers, which includes the giving of an undertaking to pay suppliers within 30 days of receipt of a correctly prepared invoice submitted in accordance with the terms of the contract or such other payment period as may be agreed.

At 31 December 2005, the Bank's trade creditors represented 27 days (2004 – 27 days) of amounts invoiced by suppliers.

Directors' indemnities
In terms of section 309C of The Companies Act 1985 (as amended), the directors of the Bank, members of Group Executive Management Committee and Approved Persons (under the Financial Services and Markets Act 2000) have been granted Qualifying Third Party Indemnity Provisions by The Royal Bank of Scotland Group plc.

Auditors
The auditors, Deloitte & Touche LLP, have indicated their willingness to continue in office. A resolution to re-appoint them as the Bank's auditor will be proposed at the forthcoming Annual General Meeting.

By order of the Board.

Miller McLean
Secretary
29 March 2006

Statement of directors' responsibilities

The Directors are required by Article 4 of the IAS Regulation (European Commission Regulation No 1606/2002) to prepare Group accounts and, as permitted by the Companies Act 1985 have elected to prepare Bank accounts for each financial year and have elected to prepare them in accordance with International Financial Reporting Standards. They are responsible for preparing accounts that present fairly the financial position, financial performance and cash flows of the Group and the Bank. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Bank will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Bank and to enable them to ensure that the Annual report and accounts complies with the Companies Act 1985. They are also responsible for safeguarding the assets of the Bank and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the Board.

Miller McLean
Secretary
29 March 2006

We have audited the financial statements of National Westminster Bank Plc ("the Bank") and its subsidiaries (together "the Group") for the year ended 31 December 2005 which comprise the accounting policies, the balance sheets as at 31 December 2005, the consolidated income statement, the cash flow statements, the statements of recognised income and expense and the related Notes 1 to 46. These financial statements have been prepared under the accounting policies set out therein.

This report is made solely to the Bank's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Bank's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Bank and the Bank's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the 'Statement of directors' responsibilities', the Bank's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards ("IFRS") as adopted for use in the European Union. Our responsibility is to audit the financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant framework and whether the financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Bank has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the Group is not disclosed.

We read the directors' report for the year ended 31 December 2005 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Bank and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended;

- the Bank financial statements give a true and fair view, in accordance with IFRS as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the Bank's affairs as at 31 December 2005;

- the financial statements have been properly prepared in accordance with the Companies Act 1985.

Separate opinion in relation to IFRS

As explained in the Accounting policies, the Group, in addition to complying with its legal obligation to comply with IFRS as adopted for use in the European Union, has also complied with the IFRS as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRS, of the state of the Group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Edinburgh, United Kingdom
29 March 2006

Accounting policies

1. Adoption of International Financial Reporting Standards
The annual accounts have, for the first time, been prepared in accordance with International Financial Reporting Standards adopted by the International Accounting Standards Board ("IASB"), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB (together "IFRS") as endorsed by the European Union ("EU"). The EU has not endorsed the complete text of IAS 39 'Financial Instruments: Recognition and Measurement'; it has relaxed some of the standard's hedging requirements. The Group has not taken advantage of this relaxation and has adopted IAS 39 as issued by the IASB. The date of transition to IFRS for the Group and the Bank and the date of their opening IFRS balance sheets was 1 January 2004. The Bank accounts have been presented in accordance with the Companies Act 1985.

The main differences between IFRS and previously applied generally accepted accounting principles in the United Kingdom ("UK GAAP") and the effect of implementing IFRS on the Group and Bank balance sheets and shareholders' funds as at 1 January and 31 December 2004 and on the Group's 2004 consolidated income statement are set out on pages 70 to 78.

On initial adoption of IFRS, the Group (and the Bank where relevant) applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 'First-time Adoption of International Financial Reporting Standards':

Business combinations – the Group has applied IFRS 3 'Business Combinations' to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under UK GAAP, goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group's opening IFRS balance sheet was £273 million, its carrying value under UK GAAP as at 31 December 2003.

Fair value or revaluation as deemed cost – under UK GAAP, the Group's freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group has elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet. At this date, the carrying value under UK GAAP of freehold and long leasehold property occupied for own use was £1,334 million.

Compound financial instruments – the Group has not separated compound instruments between liability and equity components, as required by IAS 32 'Financial Instruments: Disclosure and Presentation', where the liability component was not outstanding at 1 January 2004. UK GAAP did not permit compound instruments to be separated between liability and equity components on issue.

Derecognition – the Group has applied the derecognition requirements of IAS 39 to transactions occurring on or after 1 January 1992.

Implementation of IAS 32 and IAS 39 – as allowed by IFRS 1, the Group and the Bank implemented IAS 32 and IAS 39 with effect from 1 January 2005 without restating the income statement, balance sheet and notes for 2004. The Group has adopted the Amendment to IAS 39 'The Fair Value Option' issued by the IASB in June 2005 also from 1 January 2005. The effect of implementing IAS 32 and IAS 39 on the Group and Bank balance sheets and shareholders' funds as at 1 January 2005 is set out on pages 79 to 81. In preparing the 2004 comparatives, UK GAAP principles then current have been applied to financial instruments. The main differences between UK GAAP and IFRS on financial instruments are summarised on pages 72 to 74.

IFRS 1 prohibits retrospective application of some aspects of IFRS:

Derecognition of financial assets and liabilities – non-derivative financial assets and liabilities derecognised before 1 January 1992 (the date from which the derecognition requirements of IAS 39 have been implemented) under the Group's previous GAAP have not been recognised in its opening IFRS balance sheet.

Hedge accounting – hedging relationships of a type that does not qualify for hedge accounting under IAS 39 are not reflected in the Group's opening IFRS balance sheet.

Discontinued operations and assets classified as held for sale – the Group has applied IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' from 1 January 2005.

The Group has adopted the Amendment 'Actuarial Gains and Losses, Group Plans and Disclosures' to IAS 19 'Employee Benefits' from 1 January 2004.

2. Accounting convention
The Bank is incorporated in the UK and registered in England. The financial statements have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held-for-trading financial assets and financial liabilities, financial assets and financial liabilities that are designated as at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

3. Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Bank and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights. On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary's net assets.

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

4. Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss are determined using the effective interest rate method. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument's initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument's yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held-for-trading or designated as at fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer's account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

5. Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Cumulative actuarial gains or losses that exceed 10 per cent of the greater of the assets or the obligations of the scheme are amortised to the income statement over the expected average remaining lives of participating employees. Past service costs are recognised immediately to the extent that benefits have vested; otherwise they are amortised over the period until the benefits become vested.

Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

6. Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and is included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	up to 8 years
Other acquired intangibles	5-10 years
Computer software	3-5 years

Expenditure on internally generated goodwill and brands is written-off as incurred. Acquired goodwill being the excess of the cost of an acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries and joint ventures is included in the balance sheet caption 'Intangible assets' and that on associates within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

7. Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

Depreciation is charged to profit or loss on a straight-line basis so as to write-off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases (except investment property – see note 18 below)) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated.

Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years
Short leaseholds	unexpired period of the lease
Property adaptation costs	10 to 15 years
Computer equipment	up to 5 years
Other equipment	4 to 15 years

8. Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets, or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset or cash generating unit that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9. Foreign currencies

The Group's consolidated financial statements are presented in sterling which is the functional currency of the Bank.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss except for differences arising on cash flow hedges and hedges of net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the available-for-sale reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on the translation of foreign operations are recognised directly in equity.

10. Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairment. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see note 7 above).

11. Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

12. Financial assets

Financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held-for-trading; designated as at fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as a held-to-maturity investment only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see note 4 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated as at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial assets may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as available-for-sale or as held-for-trading, or designated as at fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method (see note 4 above) less any impairment losses.

Available-for-sale – financial assets that are not classified as held-to-maturity; held-for-trading; designated at fair value through profit or loss; or loans and receivables are classified as available-for-sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Impairment losses and exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss together with interest calculated using the effective interest rate (see note 4 above). Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity until disposal, when the cumulative gain or loss is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

13. Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost – if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivables or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

14. Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise. Financial liabilities that the Group designates on initial recognition as being at fair value through profit or loss are recognised at fair value, with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial liabilities that are designated as at fair value through profit or loss are recognised in profit or loss as they arise.

Financial liabilities may be designated as at fair value through profit or loss only if such designation (a) eliminates or significantly reduces a measurement or recognition inconsistency; or (b) applies to a group of financial assets, financial liabilities or both that the Group manages and evaluates on a fair value basis; or (c) relates to an instrument that contains an embedded derivative which is not evidently closely related to the host contract.

The principal category of financial liabilities designated as at fair value through profit or loss is structured liabilities issued by the Group: designation significantly reduces the measurement inconsistency between these liabilities and the related derivatives carried at fair value.

All other financial liabilities are measured at amortised cost using the effective interest method (see note 4 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

15. Derecognition

A financial asset is derecognised when it has been transferred and the transfer qualifies for derecognition. A transfer requires that the Group either: (a) transfers the contractual rights to receive the asset's cash flows; or (b) retains the right to the asset's cash flows but assumes a contractual obligation to pay those cash flows to a third party. After a transfer, the Group assesses the extent to which it has retained the risks and rewards of ownership of the transferred asset. If substantially all the risks and rewards have been retained, the asset remains on the balance sheet. If substantially all of the risks and rewards have been transferred, the asset is derecognised. If substantially all the risks and rewards have been neither retained nor transferred, the Group assesses whether or not it has retained control of the asset. If it has not retained control, the asset is derecognised. Where the Group has retained control of the asset, it continues to recognise the asset to the extent of its continuing involvement.

A financial liability is removed from the balance sheet when the obligation is discharged, or cancelled, or expires.

16. Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

17. Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative's components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. There are three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate.

Cash flow hedge – where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation – where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

18. Investment property
Investment property comprises freehold and leasehold properties that are held to earn rentals or for capital appreciation or both. It is not depreciated but is stated at fair value based on valuations by independent registered valuers. Fair value is based on current prices in an active market for similar properties in the same location and condition. Any gain or loss arising from a change in fair value is recognised in profit or loss. Rental income from investment property is recognised on a straight-line basis over the term of the lease. Lease incentives granted are recognised as an integral part of the total rental income.

19. Cash and cash equivalents
Cash and cash equivalents comprises cash and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of change in value.

20. Shares in Group entities
The Bank's investments in its subsidiaries are stated at cost less any impairment.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. UK company law and IFRS require the directors, in preparing the Group's financial statements, to select suitable accounting policies, apply them consistently and make judgements and estimates that are reasonable and prudent. In the absence of an applicable standard or interpretation, IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', requires management to develop and apply an accounting policy that results in relevant and reliable information in the light of the requirements and guidance in IFRS dealing with similar and related issues and the IASB's Framework for the Preparation and Presentation of Financial Statements.

The judgements and assumptions involved in the Group's accounting policies that are considered by the Board to be the most important to the portrayal of its financial condition are discussed below. The use of estimates, assumptions or models that differ from those adopted by the Group would affect its reported results.

Loan impairment provisions
The Group's loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans classified as loans and receivables and carried at amortised cost. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loan's original effective interest rate.

At 31 December 2005, gross loans and advances to customers totalled £161,974 million (2004 – £133,619 million) and customer loan impairment provisions amounted to £2,031 million (2004 – £1,940 million).

There are two components to the Group's loan impairment provisions: individual and collective.

Individual component – all impaired loans that exceed specific thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group's portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management's best estimate of future cash repayments and proceeds from any security held. These estimates take into account the customer's debt capacity and financial flexibility; the level and quality of its earnings; the amount and sources of cash flows; the industry in which the counterparty operates; and the realisable value of any security held. Estimating the quantum and timing of future recoveries involves significant judgement. The size of receipts will depend on the future performance of the borrower and the value of security, both of which will be affected by future economic conditions; additionally, collateral may not be readily marketable. The actual amount of future cash flows and the date they are received may differ from these estimates and consequently actual losses incurred may differ from those recognised in these financial statements.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (latent loss provisions). These are established on a portfolio basis taking into account the level of arrears, security, past loss experience, credit scores and defaults based on portfolio trends. The most significant factors in establishing these provisions are the expected loss rates and the related average life. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, the unemployment level, payment behaviour and bankruptcy trends.

Pensions
The Group operates a number of defined benefit pension schemes as described in Note 3 on the financial statements. The assets of the schemes are measured at their fair value at

the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the interest rate applicable to high-quality corporate bonds of the same currency and term as the liabilities. Any surplus or deficit in excess of 10% of the greater of scheme assets and scheme liabilities is recognised in the balance sheet as an asset (surplus) or liability (deficit). In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the deficit recognised in the balance sheet and the pension cost charged to the income statement. The assumptions adopted for the Group's pension schemes are set out in Note 3 on the financial statements. The pension deficit recognised in the balance sheet at 31 December 2005 was £1,235 million (2004 – £2,093 million).

Fair value

Financial instruments classified as held-for-trading or designated as at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured at fair value. In the balance sheet, financial assets carried at fair value are included within Treasury and other eligible bills, Loans and advances to banks, Loans and advances to customers, Debt securities and Equity shares as appropriate. Financial liabilities carried at fair value are included within the captions Deposits by banks, Customer accounts, Debt securities in issue and Subordinated liabilities. Derivative assets and Derivative liabilities are shown separately on the face of the balance sheets. Gains or losses arising from changes in fair value of financial instruments classified as held-for-trading or designated as at fair value through profit or loss are included in the income statement. Unrealised gains and losses on available-for-sale financial assets are recognised directly in equity unless an impairment loss is recognised. The carrying value of a financial asset or a financial liability carried at cost or amortised cost that is the hedged item in a qualifying hedge relationship is adjusted by the gain or loss attributable to the hedged risk.

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Fair values are determined by reference to observable market prices where available and reliable. Where representative market prices for an instrument are not available or are unreliable because of poor liquidity, the fair value is derived from prices for its components using appropriate pricing or valuation models that are based on independently sourced market parameters, including interest rate yield curves, option volatilities and currency rates.

Financial assets carried at fair value include government, asset backed and corporate debt securities, reverse repos, loans, corporate equity shares and derivatives. Financial liabilities carried at fair value include deposits, repos and short positions in securities. Fair value for a substantial proportion of these instruments is based on observable market prices or derived from observable market parameters. Where observable prices are not available, fair value is based on appropriate valuation techniques or management estimates.

The Group's derivative products include swaps, forwards, futures and options. Exchange traded instruments are valued using quoted prices. The fair value of over-the-counter instruments is derived from pricing models which take account of contract terms, including maturity, as well as quoted market parameters such as interest rates and volatilities. Most of the Group's pricing models do not entail material subjectivity because the methodologies utilised do not incorporate significant judgement and the parameters included in the models can be calibrated to actively quoted market prices. Values established from pricing models are adjusted for credit risk, liquidity risk and future operational costs.

A negligible proportion of the Group's trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

Details of financial instruments carried at fair value are given in Note 32 on the financial statements.

Goodwill

The Group capitalises goodwill arising on the acquisition of businesses, as disclosed in the Accounting policies. The carrying value of goodwill as at 31 December 2005 was £760 million (2004 – £739 million).

Goodwill is the excess of the cost of an acquisition over the fair value of its net assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgement; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property. Different fair values would result in changes to the goodwill arising and to the post-acquisition performance of the acquisition. Goodwill is not amortised but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purposes of impairment testing goodwill acquired in a business combination is allocated to each of the Group's cash-generating units or groups of cash-generating units expected to benefit from the combination. Goodwill impairment testing involves the comparison of the carrying value of a cash-generating unit or group of cash generating units with its recoverable amount. The recoverable amount is the higher of the unit's fair value and its value in use. Value in use is the present value of expected future cash flows from the cash-generating unit or group of cash-generating units. Fair value is the amount obtainable for the sale of the cash-generating unit in an arm's length transaction between knowledgeable, willing parties.

Impairment testing inherently involves a number of judgmental areas: the preparation of cash flow forecasts for periods that are beyond the normal requirements of management reporting; the assessment of the discount rate appropriate to the business; estimation of the fair value of cash-generating units; and the valuation of the separable assets of each business whose goodwill is being reviewed.

Accounting developments

The International Accounting Standards Board ("IASB") issued IFRS 7 'Financial Instruments: Disclosures' in August 2005. The standard replaces IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure provisions in IAS 32 'Financial Instruments: Disclosure and Presentation'. IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

At the same time the IASB issued an amendment 'Capital Disclosures' to IAS 1 'Presentation of Financial Statements'. It requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

The IASB has also issued three amendments to IAS 39 'Financial Instruments: Recognition and Measurement'. The first, 'Cash Flow Hedge Accounting of Forecast Intragroup Transactions', published in April 2005, amends IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment is effective for annual periods beginning on or after 1 January 2006.

The second, 'The Fair Value Option', published in June 2005, places conditions on the option in IAS 39 to designate on initial recognition a financial asset or financial liability as at fair value through profit or loss. The amendment is effective for annual periods beginning on or after 1 January 2006. Earlier application is encouraged. The Group has adopted this amendment from 1 January 2005 (see accounting policies on page 8).

The third, 'Financial Guarantee Contracts', published in August 2005, amends IAS 39 and IFRS 4 'Insurance Contracts'. The amendments define a financial guarantee contract. They require such contracts to be recorded initially at fair value and subsequently at the higher of the provision determined in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' and the amount initially recognised less amortisation. The amendments are effective for annual periods beginning on or after 1 January 2006.

In December 2005, the IASB issued amendments to IAS 21 'The Effects of Changes in Foreign Exchange Rates' to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendments are effective immediately but have not been endorsed by the EU.

The Group is reviewing IFRS 7 and the amendments to IAS 1 and IAS 21 and those to IAS 39 that it has not implemented, to determine their effect on its financial reporting.

Consolidated income statement

for the year ended 31 December 2005

	Note	2005 Discontinued* £m	2005 Continuing £m	2004 Discontinued £m	2004 Continuing £m
Interest receivable		203	8,289	251	6,929
Interest payable		9	(4,040)	14	(2,811)
Net interest income		212	4,249	265	4,118
Fees and commissions receivable		43	3,663	51	3,384
Fees and commissions payable		(34)	(926)	(38)	(845)
Income from trading activities	1	—	808	—	887
Other operating income		—	635	—	201
Non-interest income		9	4,180	13	3,627
Total income		221	8,429	278	7,745
Staff costs		—	1,477	—	1,326
Premises and equipment		—	114	—	197
Other administrative expenses		70	2,440	52	2,131
Depreciation and amortisation		—	382	1	461
Operating expenses**	2	70	4,413	53	4,115
Operating profit before impairment losses		151	4,016	225	3,630
Impairment losses		4	752	(5)	630
Operating profit before tax	4	147	3,264	230	3,000
Tax	5	44	904	69	797
Operating profit after tax		103	2,360	161	2,203
Discontinued operations			103		161
Profit for the year			2,463		2,364
Profit attributable to:					
Minority interests			17		12
Preference dividends – non equity			—		36
Ordinary shareholders			2,446		2,316
			2,463		2,364

* the Group transferred its home mortgage finance business, National Westminster Home Loans Limited, to The Royal Bank of Scotland plc on 31 December 2005 at neither a profit nor a loss.

** includes integration expenditure (see Note 4)

Balance sheets

at 31 December 2005

	Note	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Assets					
Cash and balances at central banks		1,568	1,589	894	956
Treasury bills and other eligible bills	9	770	172	—	—
Loans and advances to banks	10	55,995	29,992	20,829	15,994
Loans and advances to customers	11	159,943	131,679	97,569	77,619
Debt securities	12	28,745	22,426	51	39
Equity shares	13	823	1,338	—	587
Investment in Group undertakings	14	—	—	6,633	6,253
Intangible assets	16	1,198	1,244	347	434
Property, plant and equipment	17	1,531	1,542	1,044	1,247
Settlement balances		3,931	3,538	—	—
Derivatives at fair value	18	2,976	1,366	1,203	704
Prepayments, accrued income and other assets	19	3,123	2,345	1,564	1,834
Total assets		260,603	197,221	130,134	105,667
Liabilities					
Deposits by banks	20	46,001	23,873	5,310	3,480
Customer accounts	21	157,924	126,119	109,942	87,925
Debt securities in issue	22	10,801	3,597	38	39
Settlement balances and short positions	23	21,574	21,670	—	—
Derivatives at fair value	18	2,657	1,105	1,129	283
Accruals, deferred income and other liabilities	24	3,579	4,539	1,464	2,171
Retirement benefit liabilities	3	1,235	2,093	1,041	1,920
Subordinated liabilities	26	6,648	5,808	5,501	4,747
Total liabilities		250,419	188,804	124,425	100,565
Equity*					
Minority interests	27	744	408	—	—
Shareholders' equity					
Called up share capital	28	1,678	2,102	1,678	2,102
Reserves	29	7,762	5,907	4,031	3,000
Total equity		10,184	8,417	5,709	5,102
Total liabilities and equity		260,603	197,221	130,134	105,667

* includes non-equity minority interests and preference shares in 2004.

The accounts were approved by the Board of directors on 29 March 2006 and signed on its behalf by:

Sir George Mathewson	Sir Fred Goodwin	Guy Whittaker
Chairman	*Group Chief Executive*	*Group Finance Director*

Statements of recognised income and expense

for the year ended 31 December 2005

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Available-for-sale investments				
Net valuation gains taken direct to equity	38		33	
Net profit taken to income on sales	(324)		(320)	
Cash flow hedges				
Net losses taken direct to equity	(28)		(52)	
Exchange differences on translation of foreign operations	180	8	(5)	—
(Expense)/income before tax on items recognised direct in equity	(134)	8	(344)	—
Tax on items recognised direct in equity	106	—	110	—
Net (expense)/income recognised direct in equity	(28)	8	(234)	—
Profit for the year	2,463	2,364	1,774	1,901
Total recognised income and expense for the year	2,435	2,372	1,540	1,901
Attributable to:				
Equity holders of the parent	2,420	2,360	1,540	1,901
Minority interests	15	12	—	—
	2,435	2,372	1,540	1,901
Effect of changes in accounting policies on the implementation of IFRS				
Equity holders of the parent	(1,768)	(1,029)	(4,619)	(3,567)
Minority interests	(6)	—	—	—
	(1,774)	(1,029)	(4,619)	(3,567)

Cash flow statements

for the year ended 31 December 2005

	Note	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Operating activities					
Operating profit before tax		3,411	3,230	2,315	2,382
Adjustments for:					
Depreciation and amortisation		382	462	326	402
Interest on subordinated liabilities		304	202	283	193
Charge for defined benefit pension schemes		149	133	97	96
Cash contribution to defined benefit pension schemes		(1,007)	(53)	(976)	(30)
Other non-cash items		4,227	(3,099)	(499)	(149)
Net cash inflow from operating activities		7,466	875	1,546	2,894
Changes in operating assets and liabilities		24,173	(4,688)	6,010	137
Net cash flows from operating activities before tax		31,639	(3,813)	7,556	3,031
Income taxes paid		(1,170)	(1,051)	(662)	(546)
Net cash flows from operating activities	34	30,469	(4,864)	6,894	2,485
Investing activities					
Sale and maturity of securities		1,600	771	951	152
Purchase of securities		(1,322)	(1,338)	(80)	(306)
Sale of property, plant and equipment		333	106	302	21
Purchase of property, plant and equipment		(281)	(226)	(119)	(153)
Net investment in business interests and intangible assets	35	(168)	(871)	(167)	(407)
Net cash flows from investing activities		162	(1,558)	887	(693)
Financing activities					
Issue of subordinated liabilities		291	559	—	—
Proceeds of minority interests acquired		463	405	—	—
Costs of minority interests redeemed		(121)	(2)	—	—
Repayments of subordinated liabilities		(210)	(455)	(210)	(455)
Dividends paid		(365)	(2,346)	(350)	(2,336)
Interest paid on subordinated liabilities		(319)	(196)	(297)	(174)
Net cash flows from financing activities		(261)	(2,035)	(857)	(2,965)
Effects of exchange rate changes on cash and cash equivalents		(4,791)	2,484	(247)	139
Net increase/(decrease) in cash and cash equivalents		25,579	(5,973)	6,677	(1,034)
Cash and cash equivalents 1 January		22,845	28,818	11,911	12,945
Cash and cash equivalents 31 December		48,424	22,845	18,588	11,911

Introduction

IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' were implemented by the Group on 1 January 2005 and applied prospectively from that date and, as permitted by IFRS, without restating comparatives. Consequently, in the notes on the accounts affected by these standards, comparative data for 2004 in accordance with previous GAAP have been presented.

1 Income from trading activities

	Group	
	2005 £m	2004 £m
Foreign exchange (1)	(45)	93
Securities		
– equities (2)	—	2
– debt (3)	773	690
Interest rate derivatives (4)	80	102
	808	887

Notes:
(1) Includes spot and forward foreign exchange contracts and currency swaps, futures and options and related hedges and funding.
(2) Includes equities and equity derivatives and related hedges and funding.
(3) Includes debt securities and related hedges and funding.
(4) Includes interest rate swaps, forward rate agreements, interest rate options, interest rate futures and credit derivatives and related hedges and funding.

2 Operating expenses

	Group	
	2005 £m	2004 £m
Administrative expenses		
Staff costs		
Wages, salaries and other staff costs	1,246	1,116
Social security costs	70	68
Pension costs (see Note 3)		
– defined benefit schemes	149	133
– defined contribution schemes	12	9
	1,477	1,326
Premises and equipment	114	197
Other	2,510	2,183
	4,101	3,706
Depreciation and amortisation		
Property, plant and equipment (see note 17)	105	85
Intangible assets (see note 16)	277	377
	4,483	4,168

The average number of persons employed by the Group during the year, excluding temporary staff, was 34,600 (2004 – 33,300).

	Bank	
	2005 £m	2004 £m
Staff costs		
Wages, salaries and other staff costs	380	333
Social security costs	27	28
Pension costs (see Note 3)		
– defined benefit schemes	97	96
– defined contribution schemes	4	—
	508	457

The average number of persons employed by the Bank during the year, excluding temporary staff, was 18,200 (2004 – 17,600).

3 Pension costs

The Group operates a number of pension schemes which are predominantly defined benefit schemes whose assets are independent of the Group's finances. The Bank is the sponsoring company of The Royal Bank of Scotland Group Pension Scheme ('Main Scheme'). This scheme operates on the basis that other members of the Group are required to remit contributions to the scheme based on a level of contributions agreed annually between the Bank and the scheme's actuaries; as sponsor, any under or over funding is attributable to the Bank. These funding differences arise from volatility of the markets in which the scheme invests and experience differences in the actuarial assumptions.

In addition to the Main Scheme, the Group operates a number of other UK and overseas pension schemes. It also provides other post-retirement benefits, principally through subscriptions to private heathcare schemes in the UK and the Republic of Ireland and unfunded post-retirement benefit plans. Provision for the costs of these benefits is charged to the income statement over the average remaining future service lives of the eligible employees. The amounts are not material.

The corridor method of accounting permits the Bank to defer recognition of actuarial gains and losses that are within 10% of the larger of the fair value of plan assets and present value of defined benefit obligations of the schemes, on an individual scheme basis, at the reporting date. Any excess variations are amortised prospectively over the average remaining service lives of current members of the schemes.

Interim valuations of the Group's schemes were prepared to 31 December by independent actuaries, using the following assumptions:

	Group		Bank	
Principal actuarial assumptions at 31 December (weighted average)	2005	2004	2005	2004
Discount rate	4.8%	5.4%	4.8%	5.4%
Expected return on plan assets	6.5%	6.7%	6.5%	6.7%
Rate of increase in salaries	3.9%	3.9%	3.9%	3.9%
Rate of increase in pensions in payment	2.7%	2.7%	2.7%	2.7%
Inflation assumption	2.7%	2.7%	2.7%	2.7%

The expected return on plan assets at 31 December 2005 is based upon the weighted average of the following assumptions of the returns on the major classes of plan assets:

	Group		Bank	
	2005	2004	2005	2004
Equities	7.7%	8.1%	7.7%	8.1%
Index-linked bonds	4.1%	4.5%	4.1%	4.5%
Government fixed interest bonds	4.0%	4.5%	4.1%	4.5%
Corporate and other bonds	4.8%	5.4%	4.8%	5.4%
Property	5.9%	6.3%	5.9%	6.3%
Cash and other assets	4.1%	4.6%	4.2%	4.6%

Post-retirement mortality assumptions (Main Scheme)	2005	2004	2003
Longevity at age 60 for current pensioners (years)			
Males	25.4	25.4	23.5
Females	28.2	28.2	25.3
Longevity at age 60 for future pensioners (years)			
Males	26.2	26.2	24.8
Females	29.0	29.0	26.5

3 Pension costs *(continued)*

Changes in value of net pension liability	Group: Fair value of plan assets £m	Group: Present value of defined benefit obligations £m	Group: Net pension liability £m	Bank: Fair value of plan assets £m	Bank: Present value of defined benefit obligations £m	Bank: Net pension liability £m
At 1 January 2004	12,358	14,354	1,996	11,797	13,651	1,854
Currency translation and other adjustments	4	8	4	—	—	—
Income statement:						
Expected return	880		(880)	838		(838)
Interest cost		800	800		759	759
Current service cost		430	430		401	401
Less: direct contributions from other scheme members		(226)	(226)		(226)	(226)
Past service cost		9	9		—	—
	880	1,013	133	838	934	96
Statement of recognised income and expense:						
Actuarial gains and losses	403	1,964	1,561	392	1,825	1,433
Acquisitions of subsidiaries	45	62	17	—	—	—
Contributions by employer	53		(53)	30		(30)
Contributions by other scheme members	290	290		289	289	
Advances of contributions by other scheme members	750	750		750	750	
Contributions by plan participants	3	3		—	—	
Benefits paid	(516)	(516)		(494)	(494)	
Expenses included in service cost	(34)	(34)		(33)	(33)	
At 31 December 2004	14,236	17,894	3,658	13,569	16,922	3,353
Unrecognised actuarial losses			1,565			1,433
Post-retirement benefit liabilities at 31 December 2004			2,093			1,920
Unfunded schemes liabilities included in post-retirement benefit liabilities			18			8
At 1 January 2005	14,236	17,894	3,658	13,569	16,922	3,353
Currency translation and other adjustments	(9)	(14)	(5)	—	—	—
Income statement:						
Expected return	972		(972)	930		(930)
Interest cost		912	912		865	865
Current service cost		484	484		448	448
Less: direct contributions from other scheme members		(280)	(280)		(289)	(289)
Past service cost		3	3		3	3
Amortisation of net unrecognised actuarial losses		2	2		—	—
	972	1,121	149	930	1,027	97
Statement of recognised income and expense:						
Actuarial gains and losses	1,639	2,321	682	1,556	2,273	717
Acquisitions of subsidiaries	—	2	2	—	—	—
Contributions by employer	1,007		(1,007)	976		(976)
Contributions by other scheme members	145	145		154	154	
Advances of contributions by other scheme members	(750)	(750)		(750)	(750)	
Contributions by plan participants	3	3		—	—	
Benefits paid	(528)	(528)		(504)	(504)	
Expenses included in service cost	(18)	(18)		(17)	(17)	
Amortisation of net unrecognised actuarial losses		(2)	(2)		—	—
At 31 December 2005	16,697	20,174	3,477	15,914	19,105	3,191
Unrecognised actuarial losses			2,242			2,150
Post-retirement benefit liabilities at 31 December 2005			1,235			1,041
Unfunded schemes liabilities included in post-retirement benefit liabilities			21			11

The Group expects to contribute £417 million (Bank – £386 million) to its defined benefit pension schemes in 2006.

Major plan assets as a percentage of total plan assets	Group 2005	Group 2004	Bank 2005	Bank 2004
Equities	61.4%	57.0%	61.3%	56.7%
Index-linked bonds	17.5%	15.9%	18.1%	16.5%
Government fixed interest bonds	2.3%	2.6%	1.8%	2.1%
Corporate and other bonds	14.4%	12.4%	14.6%	12.5%
Property	3.8%	3.3%	3.6%	3.1%
Cash and other assets	0.6%	8.8%	0.6%	9.1%

The pension plan assets of the Group and Bank include a holding of The Royal Bank of Scotland Group plc's ordinary shares with a fair value of £76 million (2004 – £71 million) and holdings of financial instruments of the Group with a value of £299 million (2004 – £726 million).

	Group			Bank		
History of defined benefits schemes	2005 £m	2004 £m	2003 £m	2005 £m	2004 £m	2003 £m
Present value of defined benefit obligations	20,174	17,894	14,354	19,105	16,922	13,651
Fair value of plan assets	16,697	14,236	12,358	15,914	13,569	11,797
Net deficit	3,477	3,658	1,996	3,191	3,353	1,854
Experience losses on plan liabilities	(55)	(611)		(41)	(624)	
Experience gains on plan assets	1,639	403		1,556	392	
Actual return on pension scheme assets	2,611	1,283		2,486	1,230	

4 Operating profit before tax

Operating profit before tax is stated after taking account of the following:

		Group	
		2005 £m	2004 £m
Income	Sales of available-for-sale securities		
	– Gross gains	328	
	– Gross losses	(1)	
	– Net profit	327	
	Sales of investment securities		
	– Gross gains		13
	– Gross losses		(1)
	– Net profit		12
	Dividend income	48	50
	Share of associated undertakings' net profit	17	2
	Net gains on financial assets and liabilities designated as at fair value through profit or loss	26	
Expenses	Interest on subordinated liabilities	304	202
	Integration expenditure*	163	297

* Integration and restructuring costs comprise	2005 £m	2004 £m
Staff costs	17	15
Premises and equipment	1	1
Other administrative expenses	14	10
Depreciation and amortisation	131	271
	163	297

Auditors' remuneration

Amounts paid to the auditors for statutory audit and other services were as follows:

	Group	
	2005 £m	2004 £m
Audit services		
– Statutory audit	2.0	1.8
– Audit related including regulatory reporting*	1.2	0.3
	3.2	2.1
Further assurance services	1.5	0.8
Other services	—	0.1
Total	4.7	3.0

* includes fees relating to the transition to IFRS and work in respect of US Sarbanes-Oxley Act Section 404 reporting requirements.

The auditors' remuneration for statutory audit work for the Bank was £0.6 million (2004 – £0.6 million). Non-audit fees paid to the auditors and their associates in the UK was £1.3 million (2004 – £0.2 million).

5 Tax

	Group 2005 £m	Group 2004 £m
Current taxation:		
UK corporation tax charge for the year at 30%	1,142	1,063
Over provision in respect of prior periods	(68)	(70)
Relief for overseas taxation	(24)	(33)
	1,050	960
Deferred taxation:		
Credit for the year	(81)	(51)
Over provision in respect of prior periods	(21)	(43)
	948	866

The actual tax charge differs from the expected tax charge computed by applying the standard rate of UK corporation tax of 30% as follows:

	2005 £m	2004 £m
Expected tax charge	1,023	969
Non-deductible items	70	54
Non-taxable items	(71)	(27)
Taxable foreign exchange movements	35	(1)
Foreign profits taxed at other rates	(21)	(12)
Unutilised losses brought forward and carried forward	1	(4)
Adjustments in respect of prior periods	(89)	(113)
Actual tax charge	948	866

(1) *Deferred tax assets of £5 million (2004 – £67 million) resulting from tax losses carried forward have not been recognised as there is* insufficient evidence that the asset will be recoverable. These assets may be recoverable if the losses can be offset against suitable future taxable profits arising in the same tax jurisdiction.

6 Profit attributable to preference shareholders

	Group: *Finance cost included in interest payable* 2005 £m	Group: *Finance cost of non-equity shares* 2004 £m
9% non-cumulative sterling preference shares, Series A	13	13
Non-cumulative dollar preference shares, Series B	11	11
Non-cumulative dollar preference shares, Series C	12	12
Total	36	36

Notes:
(1) Following the implementation of IAS 32 on 1 January 2005, the Group's preference shares are now included in subordinated liabilities and the finance cost thereon is included in interest payable.

7 Ordinary dividends

	Group 2005 p per share	Group 2004 p per share	Group 2005 £m	Group 2004 £m
Dividends paid on ordinary equity shares	20.9	137.1	350	2,300

8 Profit dealt with in the accounts of the company

As permitted by section 230(3) of the Companies Act 1985, no income statement for the Bank has been presented as a primary financial statement. Of the profit attributable to ordinary shareholders £1,774 million (2004 – £1,865 million) has been dealt with in the accounts of the Bank.

9 Treasury bills and other eligible bills

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Treasury bills and similar securities	634	16	—	—
Other eligible bills	136	156	—	—
	770	172	—	—
Held-for-trading	724		—	
Available-for-sale	46		—	
	770		—	

10 Loans and advances to banks

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Held-for-trading	17,411		110	
Designated as at fair value through profit and loss	825		—	
Loans and receivables	37,759		20,719	
	55,995	29,982	20,829	15,994
Amounts above include:				
Items in the course of collection from other banks	2,071	2,308	1,929	2,161
Due from holding company	35,714	17,293	16,617	11,903
Due from fellow subsidiaries	10	—	7	—
Due from subsidiaries	—	—	1,027	1,112

11 Loans and advances to customers

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Held-for-trading	15,897		30	
Loans and receivables	143,235		97,539	
Finance leases	811	—	—	—
	159,943	131,679	97,569	77,619
Amounts above include:				
Due from ultimate holding company	842	—	842	—
Due from holding company	1,432	—	707	—
Due from fellow subsidiaries	30,406	35	28,620	183
Due from subsidiaries	—	—	1,878	26,851

11 Loans and advances to customers *(continued)*

Securitisations

The Group engages in securitisation transactions of its financial assets including commercial and residential mortgage loans, commercial and residential mortgage related securities, US Government agency collateralised mortgage obligations, and other types of financial assets. In such transactions, the assets, or interests in the assets, are transferred generally to a special purpose entity which then issues liabilities to third party investors.

Securitisations may, depending on the individual arrangement, result in continued recognition of the securitised assets; continued recognition of the assets to the extent of the Group's continuing involvement in those assets; or derecognition of the assets and the separate recognition, as assets or liabilities, of any rights and obligations created or retained in the transfer. The Group has securitisations in each of these categories:

Continued recognition – The table below sets out the asset categories together with the carrying amounts of the assets and associated liabilities.

	Group			
	2005		2004	
Asset type	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Residential mortgages (1, 2)	2,388	2,366	1,519	1,479
Credit card receivables (3, 4)	1,232	1,232	—	—

(1) At 31 December 2004, in accordance with previous GAAP, the financial assets in these categories were derecognised to the extent of non-recourse finance as the arrangements qualified for the linked presentation.

(2) Mortgages have been transferred to special purpose vehicles, held ultimately by charitable trusts, funded principally through the issue of floating rate notes. The Group has entered into arm's length fixed/floating interest rate swaps with the securitisation vehicles and provides mortgage management and agency services to the vehicles. On repayment of the financing, any further amounts generated by the mortgages will be paid to the Group. In 2004, the Group recognised net income of £26 million.

(3) Credit card receivables in the UK have been securitised. Notes have been issued by a special purpose vehicle. The note holders have a proportionate interest in a pool of credit card receivables that have been equitably assigned by the Group to a receivables trust. The Group continues to be exposed to the risks and rewards of the transferred receivables through its right to excess spread (after charge offs).

(4) Bank and Group.

Continuing involvement – In certain US securitisations of residential mortgages substantially all the risks and rewards have been neither tranferred nor retained, but the Group has retained control, of the assets and continues to recognise the assets to the extent of its continuing involvement. Securitised assets were £39.8 billion; retained interests £863 million; subordination assets £609 million and related liabilities £609 million.

12 Debt securities

2005	UK government £m	Other government £m	Other public sector body £m	Bank and building society £m	Other issuers £m	Total £m
	Group					
Held-for-trading	—	5,829	50	—	19,595	25,474
Designated as at fair value through profit or loss	4	—	—	5	394	403
Available-for-sale	—	869	—	1,105	894	2,868
At 31 December 2005	4	6,698	50	1,110	20,883	28,745
Available-for-sale						
Gross unrealised gains	—	2	—	2	—	4
Gross unrealised losses	—	(8)	—	(3)	—	(11)
2004						
Investment securities	—	440	—	60	1,299	1,799
Other securities	4	6,177	37	363	14,046	20,627
At 31 December 2004	4	6,617	37	423	15,345	22,426
Investment securities						
Book value	—	440	—	60	1,299	1,799
Gross unrecognised gains	—	1	—	—	1	2
Gross unrecognised losses	—	(1)	—	—	(2)	(3)
Valuation 31 December 2004	—	440	—	60	1,298	1,798

2005	Listed £m	Unlisted £m	Total £m
	Group		
Held-for-trading	—	25,474	25,474
Designated as at fair value through profit or loss	403	—	403
Available-for-sale	2,712	156	2,868
At 31 December 2005	3,115	25,630	28,745

2004	Listed £m	Unlisted £m	Total £m
Investment securities	1,650	149	1,799
Other securities	502	20,125	20,627
At 31 December 2004	2,152	20,274	22,426

2005	Bank Other issuers £m	Total £m
Held-for-trading	3	3
Available-for-sale	48	48
At 31 December 2005	51	51

2004		
Investment securities	36	36
Other securities	3	3
At 31 December 2004	39	39

Investment securities		
Book value and valuation at 31 December 2004	36	36

2005	Bank Unlisted £m	Total £m
Held-for-trading	3	3
Available-for-sale	48	48
At 31 December 2005	51	51

2004	Unlisted £m	Total £m
Investment securities	36	36
Other securities	3	3
At 31 December 2004	39	39

13 Equity shares

	Group					
	2005			2004		
	Listed £m	Unlisted £m	Total £m	Listed £m	Unlisted £m	Total £m
Held-for-trading	25	1	26			
Designated as at fair value through profit or loss	39	—	39			
Available-for-sale	17	741	758			
	81	742	823			
Investment securities				583	698	1,281
Other securities				56	1	57
At 31 December				639	699	1,338
Available-for-sale						
Gross unrealised gains	1	11	12			
Investment securities						
Book value				583	698	1,281
Gross unrecognised gains				287	—	287
				870	698	1,568

The Group's unquoted equity investments at cost include an investment in a fellow subsidiary of £634 million. The remaining investments at cost cannot be measured reliably and comprised numerous shareholdings. Disposals in the year generated gains of £4 million.

	Bank		
2004	Listed £m	Unlisted £m	2004 Total £m
Investment securities	582	4	586
Other securities	—	1	1
	582	5	587
Investment securities			
Book value	582	4	586
Gross unrecognised gains	287	—	287
	869	4	873

The unlisted equity shares are held at cost.

14 Investment in Group undertakings

Movements in investment in Group undertakings during the year were as follows:

	Bank 2005 £m	Bank 2004 £m
At 1 January	6,253	6,180
Implementation of IAS 32 and IAS 39 on 1 January 2005	31	—
Currency translation and other adjustments	140	(150)
Additions	218	239
Disposals	(9)	(16)
At 31 December	6,633	6,253

The principal subsidiary undertakings of the Bank are shown below. Their capital consists of ordinary and preference shares, which are unlisted. All of the subsidiary undertakings are owned directly or indirectly through intermediate holding companies and are all wholly-owned. All of these subsidiary undertakings are included in the Group's consolidated financial statements and have an accounting reference date of 31 December.

	Nature of business	Country of incorporation and principal area of operations
Coutts & Co (1)	Private banking	Great Britain
Greenwich Capital Markets, Inc. (2)	Broker dealer	US
Ulster Bank Limited (3)	Banking	Northern Ireland

Notes:

(1) Coutts & Co is incorporated with unlimited liability. Its registered office is 440 Strand, London WC2R 0QS.

(2) Shares are not directly held by the Bank.

(3) Ulster Bank Limited and its subsidiary undertakings also operate in the Republic of Ireland.

The above information is provided in relation to the principal related undertakings as permitted by section 231(5) of the Companies Act 1985. Full information on all related undertakings will be included in the Annual Return filed with the UK Companies House.

15 Impaired and past-due financial assets

2005	Group Cost £m	Provision £m	Net book value £m
Impaired financial assets			
Loans and receivables and finance leases	2,798	1,829	969
Available-for-sale	10	4	6
	2,808	1,833	975

	Group 2005 £m	2004 £m
Impairment losses charged to the income statement		
Loans and receivables and finance leases (see table below)	753	
Available-for-sale	3	
Loans and advances (see table below)		625
Total	756	625

The following table shows impairment losses for loans and receivables and finance leases (2004 – loans and advances).

	Group 2005 £m	Specific £m	General £m	2004 Total £m
At 1 January	1,940	1,535	370	1,905
Implementation of IAS 39	185			
Currency translation and other adjustments	(2)	75	(102)	(27)
(Disposals)/acquisitions of subsidiaries	(7)	19	16	35
Amounts written-off	(818)	(595)	—	(595)
Recoveries of amounts previously written-off	56	45	—	45
Transfer to immediate parent company	—	(47)	(1)	(48)
Charged to the income statement	753	625	—	625
Unwind of discount	(76)			
At 31 December	2,031	1,657	283	1,940

2005	Bank Cost £m	Provision £m	Net book value £m
Impaired financial assets			
Loans and receivables and finance leases	2,311	1,537	774

	Bank 2005 £m	2004 £m
Impairment losses charged to the income statement		
Loans and receivables and finance leases (see table below)	651	
Loans and advances (see table below)		531
Total	651	531

The following table shows impairment losses for loans and receivables and finance leases (2004 – loans and advances).

	Bank			
		2004		
	2005 £m	Specific £m	General £m	Total £m
At 1 January	1,633	1,295	323	1,618
Implementation of IAS 39	177			
Currency translation and other adjustments	5	76	(103)	(27)
Disposals of subsidiaries	(17)	—	—	—
Amounts written-off	(758)	(528)	—	(528)
Recoveries of amounts previously written-off	43	39	—	39
Charged to the income statement	651	531	—	531
Unwind of discount	(61)			
At 31 December	1,673	1,413	220	1,633

16 Intangible assets

2005	Group Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost:					
At 1 January 2005	739	24	30	1,472	2,265
Currency translation and other adjustments	(7)	1	(1)	—	(7)
Acquisitions of subsidiaries	40	—	—	—	40
Additions	—	—	—	227	227
Disposals and write-off of fully amortised assets	(12)	—	—	(17)	(29)
At 31 December 2005	760	25	29	1,682	2,496
Accumulated amortisation:					
At 1 January 2005	—	3	3	1,015	1,021
Currency translation and other adjustments	—	1	(1)	—	—
Charge for the year	—	3	3	271	277
At 31 December 2005	—	7	5	1,286	1,298
Net book value at 31 December 2005	760	18	24	396	1,198

2004	Goodwill £m	Core deposit intangibles £m	Other purchased intangibles £m	Internally generated software £m	Total £m
Cost:					
At 1 January 2004	257	—	—	1,303	1,560
Currency translation and other adjustments	(2)	—	—	—	(2)
Acquisition of subsidiaries	484	24	30	—	538
Additions	—	—	—	184	184
Disposals and write-off of fully amortised assets	—	—	—	(15)	(15)
At 31 December 2004	739	24	30	1,472	2,265
Accumulated amortisation:					
At 1 January 2004	—	—	—	657	657
Currency translation and other adjustments	—	—	1	—	1
Disposals and write-off of fully amortised assets	—	—	—	(14)	(14)
Charge for the year	—	3	2	372	377
At 31 December 2004	—	3	3	1,015	1,021
Net book value at 31 December 2004	739	21	27	457	1,244

Software	Bank 2005 £m
Cost:	
At 1 January 2005	1,442
Additions	180
At 31 December 2005	1,622
Accumulated amortisation:	
At 1 January 2005	1,008
Depreciation charge for the year	267
At 31 December 2005	1,275
Net book value at 31 December 2005	347

	2004 £m
Cost:	
At 1 January 2004	1,259
Additions	183
At 31 December 2004	1,442
Accumulated amortisation:	
At 1 January 2004	655
Depreciation charge for the year	353
At 31 December 2004	1,008
Net book value at 31 December 2004	434

The weighted average amortisation period of purchased intangible assets, other than goodwill, subject to amortisation are:

	Years
Core deposit intangibles	8
Other purchased intangibles	10

The amortisation expense for each of the next five years is currently estimated to be:

	£m
2006	6
2007	6
2008	6
2009	6
2010	6

Impairment review

Significant Business Unit	Acquisition and cash generating unit	Goodwill 2005[1] £m	Goodwill 2004[2] £m	Basis of valuation	Key assumptions
Ulster Bank	First Active	406	—	Value-in-use: cash flow	Terminal growth after year 8
Wealth Management	Bank Von Ernst	142	144	Sales value of business	Sales of banks in same market
NatWest	Greenwich	106	105	Earnings	

(1) As at 30 September.

(2) As at 1 January.

* The key valuation parameters are the same as those used to support the Group's decision to purchase the business.

17 Property, plant and equipment

2005	Group Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
Cost or valuation:							
At 1 January 2005	—	1,209	301	351	264	—	2,125
Currency translation and other adjustments	—	(15)	11	1	1	—	(2)
Additions	69	28	6	127	40	11	281
Disposals and write-off of fully depreciated assets	—	(276)	(49)	(31)	(25)	—	(381)
Transfer from fellow subsidiary	—	162	—	—	—	—	162
At 31 December 2005	69	1,108	269	448	280	11	2,185
Accumulated depreciation and amortisation:							
At 1 January 2005	—	183	101	131	168	—	583
Disposals and write-off of fully depreciated assets	—	(43)	(10)	(16)	(30)	—	(99)
Currency translation and other adjustments	—	2	2	—	5	—	9
Transfer from fellow subsidiary	—	56	—	—	—	—	56
Depreciation charge for the year	—	34	5	27	38	1	105
At 31 December 2005	—	232	98	142	181	1	654
Net book value at 31 December 2005	69	876	171	306	99	10	1,531

2004	Investment properties £m	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Operating lease assets £m	Total £m
Cost or valuation:							
At 1 January 2004	—	1,194	274	268	257	—	1,993
Currency translation and other adjustments	—	(1)	—	—	(1)	—	(2)
Reclassifications	—	4	(3)	—	(1)	—	—
Acquisition of subsidiaries	—	1	32	8	12	—	53
Additions	—	95	13	77	41	—	226
Disposals and write-off of fully depreciated assets	—	(84)	(15)	(2)	(39)	—	(140)
Transfer to fellow subsidiary	—	—	—	—	(5)	—	(5)
At 31 December 2004	—	1,209	301	351	264	—	2,125
Accumulated depreciation and amortisation:							
At 1 January 2004	—	163	88	113	165	—	529
Currency translation and other adjustments	—	—	4	—	(1)	—	3
Reclassifications	—	1	—	—	(1)	—	—
Acquisition of subsidiaries	—	—	5	—	11	—	16
Disposals and write-off of fully depreciated assets	—	(15)	(2)	(1)	(27)	—	(45)
Transfer to fellow subsidiary	—	—	—	—	(5)	—	(5)
Depreciation charge for the year	—	34	6	19	26	—	85
At 31 December 2004	—	183	101	131	168	—	583
Net book value at 31 December 2004	—	1,026	200	220	96	—	1,542

Investment properties are valued to reflect fair market value. Valuations are carried out by qualified surveyors who are members of the Royal Institution of Chartered Surveyors, or an equivalent overseas body. The 31 December 2005 valuation for a significant majority of the Group's investment properties was undertaken by external valuers.

The fair value of investment properties does not include any appreciation since purchase. Premises include £51 million (2004 – £105 million) assets in the course of construction.

2005	Freehold premises £m	Long leasehold premises £m	Short leasehold premises £m	Computers and other equipment £m	Total £m
	Bank				
Cost or valuation:					
At 1 January 2005	1,186	137	297	10	1,630
Additions	10	2	107	—	119
Disposals and write-off of fully depreciated assets	(266)	(34)	(21)	(3)	(324)
At 31 December 2005	930	105	383	7	1,425
Accumulated depreciation and amortisation:					
At 1 January 2005	228	48	104	3	383
Disposals and write-off of fully depreciated assets	(42)	(6)	(10)	(3)	(61)
Charge for year	31	3	22	3	59
At 31 December 2005	217	45	116	3	381
Net book value at 31 December 2005	713	60	267	4	1,044
2004					
Cost or valuation:					
At 1 January 2004	1,125	131	226	15	1,497
Currency translation and other adjustments	—	—	—	(1)	(1)
Additions	70	9	73	1	153
Disposals and write-off of fully depreciated assets	(9)	(3)	(2)	(5)	(19)
At 31 December 2004	1,186	137	297	10	1,630
Accumulated depreciation and amortisation:					
At 1 January 2004	199	45	91	7	342
Disposals and write-off of fully depreciated assets	(1)	—	(2)	(5)	(8)
Charge for year	30	3	15	1	49
At 31 December 2004	228	48	104	3	383
Net book value at 31 December 2004	958	89	193	7	1,247

18 Derivatives at fair value

Companies in the Group enter into various off-balance sheet financial instruments (derivatives) as principal either as a trading activity or to manage balance sheet foreign exchange and interest rate risk. Derivatives include swaps, forwards, futures and options. They may be traded on an organised exchange (exchange-traded) or over-the-counter (OTC). Holders of exchange traded derivatives are generally required to provide margin daily in the form of cash or other collateral.

Swaps include currency swaps, interest rate swaps, credit default swaps, total return swaps and equity and equity index swaps. A swap is an agreement to exchange cash flows in the future in accordance with a pre-arranged formula. In currency swap transactions, interest payment obligations are exchanged on assets and liabilities denominated in different currencies; the exchange of principal may be notional or actual. Interest rate swap contracts generally involve exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts.

Forwards include forward foreign exchange contracts and forward rate agreements. A forward contract is a contract to buy (or sell) a specified amount of a physical or financial commodity, at agreed price, on an agreed future date. Forward foreign exchange contracts are contracts for the delayed delivery of currency on a specified future date. Forward rate agreements are contracts under which two counterparties agree on the interest to be paid on a notional deposit of a specified maturity at a specific future date; there is no exchange of principal.

Futures are exchange-traded forward contracts to buy (or sell) standardised amounts of underlying physical or financial commodities. The Group buys and sells currency, interest rate and equity futures.

Options include exchange-traded options on currencies, interest rates and equities and equity indices and OTC currency and equity options, interest rate caps and floors and swaptions. They are contracts that give the holder the right but not the obligation to buy (or sell) a specified amount of the underlying physical or financial commodity at an agreed price on an agreed date or over an agreed period.

	Group		
	Total derivatives		
2005	Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts			
Spot, forwards and futures	14	238	220
Currency swaps	9	225	217
Options purchased	4	128	—
Options written	3	—	83
Interest rate contracts			
Interest rate swaps	340	1,871	1,729
Options purchased	66	420	—
Options written	71	—	392
Futures and forwards	157	—	—
Credit derivatives	4	6	15
Equity and commodity contracts	1	88	1
		2,976	2,657
Amounts above include:			
Due from/to fellow subsidiaries		728	751
Due from/to holding company		630	626

2005	Bank Total derivatives Notional amounts £bn	Assets £m	Liabilities £m
Exchange rate contracts			
Spot, forwards and futures	10	138	141
Currency swaps	1	115	21
Options purchased	3	80	—
Options written	2	—	80
Interest rate contracts			
Interest rate swaps	63	840	877
Options purchased	2	29	—
Options written	2	—	10
Credit derivatives	1	1	—
		1,203	1,129
Included in the above are cash flow hedging derivatives as follows			
Interest rate swaps		—	42
Amounts above include:			
Due from/to holding company		626	626
Due from/to subsidiaries		54	262

2004	Group Notional amounts £bn	Trading derivatives Fair value Assets £m	Liabilities £m
Exchange rate contracts			
Spot, forwards and futures	16	433	538
Currency swaps	8	331	187
Options purchased		85	—
Options written		—	84
Interest rate contracts			
Interest rate swaps	165	2,099	1,920
Options purchased	55	308	—
Options written	45	—	247
Futures and forwards	291	110	125
Credit derivatives	2	3	7
		3,369	3,108
Effect of netting		(2,003)	(2,003)
		1,366	1,105

Non-trading derivatives

Under previous GAAP, hedging derivatives were accounted for in accordance with the treatment of the hedged transaction. As a result any gains or losses on the hedging instrument arising from changes in fair values were not recognised in the profit and loss account immediately but accounted for in the same manner as the hedged item. The Group established such non-trading derivative positions externally with third party and also internally. The tables below include the components of the internal hedging programme that transferred risks to the trading portfolio or to external third party participants in the derivatives market.

The following table summarises the fair values and book values of derivatives held for non-trading activities and includes internal trades.

2004	Group Notional amounts £bn	Fair value Positive £m	Negative £m	Book value Assets £m	Liabilities £m
Exchange rate contracts					
Spot, forwards and futures	1.5	—	54	—	—
Currency swaps and options	0.3	4	10	—	3
Interest rate contracts					
Interest rate swaps	12.0	351	299	80	60
Futures, forwards and options	0.2	3	4	—	—
		358	367	80	63

18 Derivatives at fair value *(continued)*

2004	Group Unrecognised gains and losses £m	Deferred gains and losses £m
As at 1 January 2004 – gains	889	109
– losses	(601)	(5)
	288	104
Recognised gains that arose in previous periods	(229)	(42)
Recognised losses that arose in previous periods	123	4
Unrecognised gains and losses arising in the year	(7)	—
Unrecognised gains and losses deferred in the year	(201)	201
Unrecognised gains and losses deferred and taken to profit or loss in the year	—	(50)
At 31 December 2004	(26)	217
Of which – gains	351	272
– losses	(377)	(55)
	(26)	217

Maturity of replacement cost of over-the-counter contracts (trading and non-trading)

Replacement cost indicates the Group's derivatives credit exposure. The following table sets forth the gross positive fair values by maturity. The replacement cost of internal trades is not included as there is no credit risk associated with them.

2004	Group			
	Within one year £m	One to five years £m	Over five years £m	Total £m
Before netting				
Exchange rate contracts	448	237	165	850
Interest rate contracts	275	813	1,476	2,564
Credit derivatives	—	2	—	2
	723	1,052	1,641	3,416
Financial institutions				2,731
Others				685
				3,416

19 Prepayments, accrued income and other assets

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Prepayments	76	134	45	77
Accrued income	366	1,292	275	799
Deferred taxation (see Note 25)	393	322	318	365
Deferred expenses	5	34	—	33
Other assets	2,283	563	926	560
	3,123	2,345	1,564	1,834
Amounts above include:				
Due from fellow subsidiaries	25	17	—	—

20 Deposits by banks

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Held-for-trading	6,589		1,237	
Amortised cost	39,412		4,073	
	46,001	23,873	5,310	3,480
Amounts above include:				
Items in the course of transmission to other banks	705	791	761	852
Due to holding company	18,885	2,218	1,865	537
Due to fellow subsidiaries	35	—	9	—
Due to subsidiaries			950	874

21 Customer accounts

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Held-for-trading	10,372		1,560	
Designated as at fair value through profit or loss	1,339		63	
Amortised cost	146,213		108,319	
	157,924	126,119	109,942	87,925
Amounts above include:				
Due to ultimate holding company	3	—	—	—
Due to holding company	668	—	487	—
Due to fellow subsidiaries	4,086	664	3,912	794
Due to subsidiaries	—	—	5,696	3,928

22 Debt securities in issue

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Amortised cost	10,801		38	
	10,801	3,597	38	39
Amounts above include:				
Bonds and medium term notes	1,070	344	38	39
Certificates of deposit and other commercial paper	9,731	3,253	—	—

23 Settlement balances and short positions

	Group	
	2005 £m	2004 £m
Settlement balances – Amortised cost	3,075	2,103
Short positions – held-for-trading:		
Debt securities – Government	16,846	18,508
– Other issuers	1,347	968
Treasury bills and other eligible bills	288	91
Equity shares	18	—
	21,574	21,670

24 Accruals, deferred income and other liabilities

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Notes in circulation	376	346	—	—
Current taxation	393	481	289	357
Accruals	888	1,846	260	914
Deferred income	131	462	105	309
Provisions for liabilities and charges (see table below)	108	122	83	94
Deferred tax liability (see Note 25)	33	—	—	—
Other liabilities	1,650	1,282	727	497
	3,579	4,539	1,464	2,171
Amounts above include:				
Due to fellow subsidiaries	15	23	—	—

Provisions for liabilities and charges	Group Property(1) £m	Group Other (2) £m	Group Total £m	Bank Property(1) £m	Bank Other (2) £m	Bank Total £m
At 1 January	91	31	122	91	3	94
Currency translation and other movements	1	(2)	(1)	1	—	1
Charge to income statement	9	4	13	9	2	11
Unused provisions credited to income statement	(7)	(1)	(8)	(7)	—	(7)
Provisions utilised	(14)	(4)	(18)	(14)	(2)	(16)
At 31 December 2005	80	28	108	80	3	83

Notes:

(1) The Group has a number of leasehold properties where rents payable and other unavoidable costs exceed the value to the Group. Such costs arise over the period of the lease or to the expected termination date, and the provision has been discounted due to the long-term nature of certain of these obligations.

(2) Other provisions arise in the normal course of business.

25 Deferred taxation

Provision for deferred taxation has been made as follows:

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Deferred tax liability (included in Accruals, deferred income and other liabilities, Note 24)	33	—	—	—
Deferred tax asset (included in Prepayments, accrued income and other assets, Note 19)	(393)	(322)	(318)	(365)
Net deferred tax	(360)	(322)	(318)	(365)

Group

	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	Other transition £m	Fair value on financial instruments £m	Intangibles £m	Hedging £m	Other £m	Total £m
At 1 January 2004 under UK GAAP	2	264	(200)	—	—	—	—	—	10	76
Implementation of IFRS (excluding IAS 32 and IAS 39)	(582)	(7)	—	120	—	—	176	—	—	(293)
At 1 January 2004 restated	(580)	257	(200)	120	—	—	176	—	10	(217)
Charge to income statement	(14)	(24)	24	—	—	—	(73)	—	(7)	(94)
Charge to equity directly	—	(1)	—	—	—	—	—	—	—	(1)
Acquisitions/(disposals) of subsidiaries	2	—	(1)	—	—	—	—	—	8	9
Other	(9)	(14)	—	—	—	—	—	—	4	(19)
At 1 January 2005	(601)	218	(177)	120	—	—	103	—	15	(322)
Implementation of IAS 32 and IAS 39	—	—	(55)	—	(131)	86	—	50	—	(50)
At 1 January 2005 restated	(601)	218	(232)	120	(131)	86	103	50	15	(372)
Charge to income statement	(5)	(18)	20	(28)	4	(1)	(72)	—	(2)	(102)
Charge to equity directly	—	—	—	—	—	(78)	—	(20)	—	(98)
Acquisitions/(disposals) of subsidiaries	—	—	—	—	(7)	—	—	—	—	(7)
Other	266	2	(8)	—	—	—	—	—	(41)	219
At 31 December 2005	(340)	202	(220)	92	(134)	7	31	30	(28)	(360)

Bank

	Pension £m	Accelerated capital allowances £m	Provisions £m	Deferred gains £m	Other transition £m	Fair value on financial instruments £m	Intangibles £m	Hedging £m	Other £m	Total £m
At 1 January 2004 under UK GAAP	—	113	(162)	—	—	—	—	—	1	(48)
Implementation of IFRS (excluding IAS 32 and IAS 39)	(552)	—	—	66	—	—	181	—	—	(305)
At 1 January 2004 restated	(552)	113	(162)	66	—	—	181	—	1	(353)
Charge to income statement	(20)	9	49	—	—	—	(68)	—	—	(30)
Currency translation and other adjustments	—	(1)	—	—	—	—	20	—	(1)	18
At 1 January 2005	(572)	121	(113)	66	—	—	133	—	—	(365)
Implementation of IAS 32 and IAS 39	—	—	(23)	—	(134)	86	—	34	—	(37)
At 1 January 2005 restated	(572)	121	(136)	66	(134)	86	133	34	—	(402)
Charge to income statement	4	(1)	17	10	—	—	(67)	—	—	(37)
Charge to equity directly	—	—	—	—	—	(86)	—	(24)	—	(110)
Other	266	—	—	—	—	—	(35)	—	—	231
At 31 December 2005	(302)	120	(119)	76	(134)	—	31	10	—	(318)

26 Subordinated liabilities

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Amortised cost	6,648		5,501	
	6,648	5,808	5,501	4,747
Dated loan capital	3,418	3,074	2,414	2,383
Undated loan capital	2,765	2,734	2,622	2,364
Preference shares	465	—	465	—
	6,648	5,808	5,501	4,747
Amounts above include:				
Due to holding company	277	550		
Due to fellow subsidiaries	369	—	—	—

On implementation of IAS 32, all of the Group's preference shares were re-classified as liabilities; these securities remain subject to the capital maintenance rules of the Companies Act 1985.

The following tables analyse the remaining maturity of subordinated liabilities by (1) the final redemption date; and (2) the next callable date.

2005 – final redemption	Group 2006 £m	2007 £m	2008-2010 £m	2011-2015 £m	thereafter £m	perpetual £m	Total £m
– Sterling	14	—	37	597	461		1,109
– US$	364	—	579	121	276		1,340
– Euro	32	—	410	340	187		969
Dated loan capital	410	—	1,026	1,058	924		3,418
– Sterling						792	792
– US$						1,483	1,483
– Euro						490	490
Undated loan capital						2,765	2,765
– Sterling						140	140
– US$						325	325
Preference shares						465	465
	410	—	1,026	1,058	924	3,230	6,648

2005 – call date	Group Currently £m	2006 £m	2007 £m	2008 – 2010 £m	2011 – 2015 £m	thereafter £m	perpetual £m	Total £m
– Sterling	—	14	—	37	762	296		1,109
– US$	—	596	—	601	143	—		1,340
– Euro	—	32	—	410	464	63		969
Dated loan capital	—	642	—	1,048	1,369	359		3,418
– Sterling	—	28	—	539	—	118	107	792
– US$	1,160	17	290	—	—	16	—	1,483
– Euro	—	5	—	366	—	82	37	490
Undated loan capital	1,160	50	290	905	—	216	144	2,765
– Sterling	140	—	—	—	—	—	—	140
– US$	146	5	174	—	—	—	—	325
Preference shares	286	5	174	—	—	—	—	465
	1,446	697	464	1,953	1,369	575	144	6,648

2004 – final redemption	Group 2005 £m	 2006 £m	 2007-2009 £m	 2010-2014 £m	 thereafter £m	 perpetual £m	 Total £m
– Sterling	—	—	—	299	758		1,057
– US$	207	54	514	22	285		1,082
– Euro	—	—	—	770	165		935
Dated loan capital	207	54	514	1,091	1,208		3,074
– Sterling						748	748
– US$						1,290	1,290
– Euro						658	658
– Other						38	38
Undated loan capital						2,734	2,734
	207	54	514	1,091	1,208	2,734	5,808

2004 – call date	Group Currently £m	 2005 £m	 2006 £m	 2007–2009 £m	 2010–2014 £m	 thereafter £m	 perpetual £m	 Total £m
– Sterling	—	—	299	100	65	593		1,057
– US$	207	207	54	614	—	—		1,082
– Euro	—	—	—	99	770	66		935
Dated loan capital	207	207	353	813	835	659		3,074
– Sterling	—	—	—	—	324	398	26	748
– US$	1,032	—	—	258	—	—	—	1,290
– Euro	—	—	—	352	—	—	306	658
– Other	—	—	—	—	—	—	38	38
Undated loan capital	1,032	—	—	610	324	398	370	2,734
	1,239	207	353	1,423	1,159	1,057	370	5,808

2005 – final redemption	Bank 2006 £m	 2007 £m	 2008-2010 £m	 2011-2015 £m	 thereafter £m	 perpetual £m	 Total £m
– Sterling	14	—	37	597	296		944
– US$	10	—	579	99	—		688
– Euro	32	—	410	340	—		782
Dated loan capital	56	—	1,026	1,036	296		2,414
– Sterling						767	767
– US$						1,484	1,484
– Euro						371	371
Undated loan capital						2,622	2,622
– Sterling						140	140
– US$						325	325
Preference shares						465	465
	56	—	1,026	1,036	296	3,087	5,501

2005 – call date	Bank Currently £m	 2006 £m	 2007 £m	 2008 – 2010 £m	 2011–2015 £m	 thereafter £m	 perpetual £m	 Total £m
– Sterling	—	14	—	37	597	296		944
– US$	—	10	—	579	99	—		688
– Euro	—	32	—	410	340	—		782
Dated loan capital	—	56	—	1,026	1,036	296		2,414
– Sterling	—	28	—	539	—	200	—	767
– US$	1,160	17	290	—	—	17	—	1,484
– Euro	—	5	—	366	—	—	—	371
Undated loan capital	1,160	50	290	905	—	217	—	2,622
– Sterling	140	—	—	—	—	—	—	140
– US$	146	5	174	—	—	—	—	325
Preference shares	286	5	174	—	—	—	—	465
	1,446	111	464	1,931	1,036	513	—	5,501

26 Subordinated liabilities *(continued)*

2004 – final redemption	Bank 2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	Thereafter £m	perpetual £m	Total £m
– Sterling	—	—	—	299	593		892
– US$	207	—	514	—	—		721
– Euro	—	—	—	770	—		770
Dated loan capital	207	—	514	1,069	593		2,383
– Sterling						722	722
– US$						1,290	1,290
– Euro						352	352
Undated loan capital						2,364	2,364
	207	—	514	1,069	593	2,364	4,747

2004 – call date	Bank Currently £m	2005 £m	2006 £m	2007-2009 £m	2010-2014 £m	Thereafter £m	perpetual £m	Total £m
– Sterling	—	—	299	—	—	593		892
– US$	—	207	—	514	—	—		721
– Euro	—	—	—	—	770	—		770
Dated loan capital	—	207	299	514	770	593		2,383
– Sterling	—	—	—	—	324	398	—	722
– US$	1,032	—	—	258	—	—	—	1,290
– Euro	—	—	—	352	—	—	—	352
Undated loan capital	1,032	—	—	610	324	398	—	2,364
	1,032	207	299	1,124	1,094	991	—	4,747

Notes:

(1) In the event of certain changes in tax laws, dated and undated loan capital issues may be redeemed in whole, but not in part, at the option of the Group, at the principal amount thereof plus accrued interest, subject to prior regulatory approval.

(2) At 31 December 2004 the principal amounts payable to dated and undated loan note holders would not have been materially different from the carrying amount.

(3) On 15 December 2005, the Bank gave notice of redemption of 20 million Exchangeble Capital Securities, Series A, of US$25 each on 17 January 2006.

27 Minority interests

	Group 2005 £m	2004 £m
At 1 January	**408**	3
Implementation of IAS 32 and IAS 39 on 1 January 2005	**(6)**	
Currency translation adjustments and other movements	**(2)**	—
Profit attributable to minority interests	**17**	12
Dividends paid	**(15)**	(10)
Equity raised	**463**	405
Equity withdrawn	**(121)**	(2)
At 31 December	**744**	408

28 Share capital

	Group and Bank			
	Allotted, called up and fully paid		Authorised	
	2005 £m	2004 £m	2005 £m	2004 £m
Equity shares				
Ordinary shares of £1 each	1,678	1,678	2,250	2,250
Total equity share capital	1,678	1,678	2,250	2,250
Non-equity shares				
Non-cumulative preference shares of US$25	320	284	1,162	1,034
Non-cumulative preference shares of £1	140	140	1,000	1,000
Total non-equity share capital	460	424	2,162	2,034
Total share capital	2,138	2,102	4,412	4,284

	Allotted, called up and fully paid		Authorised	
Number of shares – millions	2005	2004	2005	2004
Equity shares				
Ordinary shares of £1 each	1,678	1,678	2,250	2,250
Non-equity shares				
Non-cumulative preference shares of US$25	22	22	80	80
Non-cumulative preference shares of £1	140	140	1,000	1,000

The non-cumulative preference shares, Series B, of US$25 each which carry the right to a gross dividend of 8.75% inclusive of associated tax credit, are redeemable at the option of the Bank at US$25 per share.

The non-cumulative preference shares, Series C, of US$25 each carry the right to a gross dividend of 8.625% inclusive of associated tax credit. They are redeemable at the option of the Bank from 9 April 2002 to 8 April 2008 inclusive, at a premium per share of US$0.60 until 8 April 2006 and US$0.30 from 9 April 2006 until 8 April 2007. There is no redemption premium if the date of redemption falls after 8 April 2007.

The 9% non-cumulative preference shares, Series A, of £1 each are non-redeemable.

The holders of sterling and dollar preference shares are entitled, on the winding-up of the Bank, to priority over the ordinary shareholders as regards payment of capital. Otherwise the holders of preference shares are not entitled to any further participation in the profits or assets of the Bank and accordingly these shares are classified as non-equity shares.

The holders of sterling and dollar preference shares are not entitled to receive notice of, attend, or vote at any general meeting unless the business of the meeting includes the consideration of a resolution for the winding-up of the Bank or the sale of the whole of the business of the Bank or any resolution directly affecting any of the special rights or privileges attached to any of the classes of preference shares.

Under IFRS, the Group's preference shares are classified as debt and are now included in subordinated liabilities on the balance sheet (see Note 26).

29 Reserves

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Share premium account				
At 1 January	1,286	1,286	1,286	1,286
Reclassification of preference shares on implementation of IAS 32 on 1 January 2005	5		5	
At 31 December	1,291	1,286	1,291	1,286
Available-for-sale reserve				
Implementation of IAS 32 and IAS 39 on 1 January 2005	200		201	
Unrealised gains in the year	38		33	
Realised gains in the year	(324)		(320)	
Taxation	86		86	
At 31 December	—		—	
Cash flow hedging reserve				
Implementation of IAS 32 and IAS 39 on 1 January 2005	156		122	
Unrealised losses in the year	(28)		(52)	
Taxation	20		24	
At 31 December	148		94	
Foreign exchange reserve				
At 1 January	(19)	(33)	—	—
Implementation of IAS 32 and IAS 39 on 1 January 2005	6		—	
Retranslation of net assets	182	14	(5)	—
At 31 December	169	(19)	(5)	—
Other reserves				
At 1 January and 31 December	298	298	298	298
Retained earnings				
At 1 January	4,342	4,332	1,416	1,851
Implementation of IAS 32 and IAS 39 on 1 January 2005	(582)		(487)	
Currency translation adjustments and other movements	—	(6)	—	—
Profit attributable to ordinary and equity preference shareholders	2,446	2,352	1,774	1,901
Ordinary dividends paid	(350)	(2,300)	(350)	(2,300)
Preference dividends – non-equity	—	(36)	—	(36)
At 31 December	5,856	4,342	2,353	1,416
Reserves at 31 December	7,762	5,907	4,031	3,000

UK law prescribes that only reserves of the Bank are taken into account for the purpose of making distributions and the permissible applications of the share premium account.

The Group optimises capital efficiency by maintaining reserves in subsidiaries, including regulated entities. Certain preference shares and subordinated debt are also included within regulatory capital. The remittance of reserves to the parent or the redemption of shares or subordinated capital by regulated entities may be subject to maintaining the capital resources required by the relevant regulator.

30 Leases

Minimum amounts receivable and payable under non-cancellable leases

Group	2005 Year in which receipt or payment will occur: Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m	2004 Year in which receipt or payment will occur: Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Finance lease assets:								
Amounts receivable	99	605	381	1,085	78	424	634	1,136
Present value adjustment	(27)	(136)	(110)	(273)	(31)	(159)	(261)	(451)
Other movements	(3)	(60)	(25)	(88)	(1)	(34)	(10)	(45)
Present value amounts receivable	69	409	246	724	46	231	363	640
Operating lease obligations:								
Amounts payable:								
Premises	84	302	655	1,041	98	358	788	1,244
Equipment	2	1	—	3	2	1	—	3
	86	303	655	1,044	100	359	788	1,247

Bank	2005 Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m	2004 Within 1 year £m	After 1 year but within 5 years £m	After 5 years £m	Total £m
Operating lease obligations:								
Amounts payable:								
Premises	66	242	452	760	72	271	562	905

Amounts recognised as income and expense	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Operating lease payables – minimum payments	100	106	75	83
Finance lease receivables – unearned finance income	273	451	—	—

31 Collateral

Securities repurchase agreements and lending transactions

The Group enters into securities repurchase agreements as securities lending transactions under which it receives or transfers cash or securities as collateral in accordance with normal market practice. Under standard terms for repurchase transactions in the UK and US markets, the recipient of collateral has an unrestricted right to sell or repledge it, subject to returning equivalent securities on settlement of the transaction.

Securities transferred under repurchase transactions included within securities on the balance sheet were as follows:

	Group	
	2005 £m	2004 £m
Treasury and other eligible bills	724	133
Debt securities	26,607	20,202
	27,331	20,335

All of the above securities could be sold or repledged by the holder. Securities received as collateral under reverse repurchase agreements amounted to £34.8 billion (2004 – £34.3 billion), of which £33.1 billion (2004 – £31.7 billion) has been resold or repledged as collateral for the Group's own transactions.

Other collateral given

	Group		Bank	
Assets charged as security for liabilities	2005 £m	2004 £m	2005 £m	2004 £m
Loans and advances to customers	351	342	—	—
Other	11	4	—	—
	362	346	—	—
Liabilities secured by charges to assets	**2005 £m**	**2004 £m**	**2005 £m**	**2004 £m**
Customer accounts	8	—	9	—
Debt securities in issue	349	342	—	—
Other liabilities	17	—	—	—
	374	342	9	—

32 Financial instruments

Risk management

Risk Management is conducted on an overall basis within the RBS Group. Therefore in the discussion on risk management (pages 49 to 54) references to "the Group" or "Group" Board and committees are to the RBS Group.

Governance framework

The Board sets the overall risk appetite and philosophy for the Group. Various Board sub-committees support these goals, as follows:

- Group Audit Committee is a non-executive committee that supports the Board in carrying out its responsibilities for financial reporting including accounting policies and in respect of internal control and risk assessment. The Group Audit Committee monitors the ongoing process of the identification, evaluation and management of all significant risks throughout the Group. The Committee is supported by Group Internal Audit which provides an independent assessment of the design, adequacy and effectiveness of the Group's internal controls.

- Advances Committee is an executive committee that deals with all transactions that exceed the Group Credit Committee's delegated authority.

In addition to the responsibilities at Board level, operational authority and oversight is delegated to the Group Executive Management Committee ("GEMC"), which is responsible for implementing a risk management framework consistent with the Board's risk appetite. The GEMC, in turn, is supported by the following committees:

- Group Risk Committee ("GRC") is an executive risk governance committee which recommends and approves limits, processes and policies in respect of the effective management of all material non-balance sheet risks across the Group.

- Group Credit Committee ("GCC") is a credit approval committee which deals with all transactions that exceed the delegated authority of divisional credit committees.

- Group Asset and Liability Management Committee ("GALCO"), is an executive committee which is responsible for reviewing the balance sheet, funding, liquidity, structural forex, intra-group limits, capital adequacy and capital raising across the Group as well as interest rate risk in the banking book. In addition, GALCO monitors and reviews external, economic and environmental changes affecting such risks.

These Committees are further supported by two dedicated group level functions, Group Risk Management, which has responsibility for credit, market, regulatory and enterprise risk and Group Treasury which is responsible for the management of the Group's balance sheet, capital raising, intra group credit exposure, liquidity and hedging policies. Both functions report to GEMC and the Group Board through the Group Finance Director and play an active role in assessing and monitoring the effectiveness of the divisional risk management functions.

Financial risk management policies and objectives

The Board establishes the overall governance framework for risk management and sets the risk appetite and philosophy for the Group.

The principal financial risks that the Group manages are as follows:

- Credit risk: credit risk is the risk arising from the possibility that the Group will incur losses from the failure of customers to meet their obligations.
- Liquidity risk: the risk that the Group is unable to meet its' obligations as they fall due.
- Market risk: the Group is exposed to market risk because of positions held in its trading portfolios and its non-trading businesses.
- Insurance underwriting risk: the Group is exposed to insurance risk through using insurance as a tool to mitigate other risk exposures.

Credit risk

The objective of credit risk management is to enable the Group to achieve sustainable and superior risk versus reward performance whilst maintaining credit risk exposure in line with approved risk appetite.

The key principles for credit risk management are set out in the Group's Credit Risk Management Framework and include:

- Approval of all credit exposure must be granted prior to any advance or extension of credit.
- An appropriate credit risk assessment of the customer and related credit facilities must be undertaken prior to approval of credit exposure. This must include an assessment of, amongst others, the purpose of the credit and sources of repayment, compliance with affordability tests, repayment history, capacity to repay, sensitivity to economic and market developments and risk-adjusted return.
- The Board delegates authority to Executive Advances Committee, Group Credit Committee and divisional credit committees. A divisional CEO may delegate a subset of the divisional credit risk authority to sub-committees or to individuals.
- Credit risk authority must be specifically granted in writing to all individuals involved in the granting of credit approval, whether this is exercised personally or collectively as part of a credit committee. These individuals must act independently and with balanced commercial judgement in exercising credit authority.
- Where credit authority is exercised personally, the individual must not have any responsibility or accountability for business revenue origination.
- All credit exposures, once approved, must be effectively monitored and managed and reviewed periodically against approved limits. Review occurs at least annually, with lower quality exposures being subject to a greater frequency of analysis and assessment.
- Customers with emerging credit problems must be identified early and classified accordingly. Remedial actions must be implemented promptly to minimise the potential loss to the Group and consideration should be given whether to transfer customers with credit problems to a specialised problem management or recovery unit.
- Portfolio analysis and reporting must be used to identify and manage credit risk concentrations and credit risk quality migration.

Credit grading models

In order to support the analytical elements of the credit risk management framework, in particular the risk assessment part of the credit approval process, ongoing monitoring and portfolio analysis, the Group employs a range of credit risk models. These models can be broadly grouped into four categories.

- Probability of default ("PD")/customer credit grade – these models assess the probability that the customer will fail to make full and timely repayment of credit obligations over a one year time horizon. Each customer is assigned an internal credit grade which corresponds to a probability of default. There are a number of different credit grading models in use across the Group, each of which considers particular characteristics of customer types in that portfolio. The credit grading models use a combination of quantitative inputs, such as recent financial performance and customer behaviour, and qualitative inputs, such as company management performance or sector outlook.

Every customer credit grade across all grading scales in the Group can be mapped to a Group level credit grade which uses a five band scale from AQ1 to AQ5.

- Loss given default ("LGD") – these models estimate the economic loss that may be suffered by the Group on a credit facility in the event of default. The LGD of a facility represents the amount of debt which cannot be recovered and is typically expressed as a percentage of the EAD. The Group's LGD models take into account the type of borrower, facility and any risk mitigation such as the presence of any security or collateral held. The LGD may also be affected by the industry sector of the borrower, the legal jurisdiction in which the borrower operates as well as general economic conditions which may impact the value of any assets held as security.

32 Financial instruments *(continued)*

- Exposure at default ("EAD") – these models estimate the expected level of utilisation of a credit facility at the time of a borrower's default. The EAD will typically be higher than the current utilisation (e.g. in the case where further drawings are made on a revolving credit facility prior to default) but will not typically exceed the total facility limit. The methodologies used in EAD modelling recognise that customers may make more use of their existing credit facilities in the run up to a default.

- Credit risk exposure measurement – these models calculate the credit risk exposure for products where the exposure is not 100% of the gross nominal amount of the credit obligation. These models are most commonly used for derivative and other traded instruments where the amount of credit risk exposure may be dependent on external variables such as interest rates or foreign exchange rates.

Risk assets

The Group's portfolio consists of loans (including overdraft facilities), instalment credit, finance lease receivables, debt securities and other traded instruments. In order to encompass the entire range of products in the Group's credit portfolios exposure is monitored using risk assets, which cover exposures to all these asset and customer types.

Risk asset quality

Internal reporting and oversight of risk assets is principally differentiated by credit ratings. Internal ratings are used to assess the credit quality of borrowers. Customers are assigned credit ratings, based on various credit grading models that reflect the probability of default. All credit ratings across the Group map to a Group level asset quality scale.

Provision analysis

The Group's consumer portfolios, which consist of small value, high volume credits, have highly efficient largely automated processes for identifying problem credits and very short timescales, typically three months, before resolution or adoption of various recovery methods.

Corporate portfolios consist of higher value, lower volume credits, which tend to be structured to meet individual customer requirements. Provisions are assessed on a case by case basis.

Early and proactive management of problem exposures ensures that credit losses are minimised. Specialised units are used for different customer types to ensure that the appropriate risk mitigation is taken in a timely manner.

Portfolio provisions are reassessed regularly as part of the Group's ongoing monitoring process.

Provisions methodology

Under IAS 39 provisions are assessed under three categories as described below:

Individually assessed provisions are the provisions required for individually significant impaired assets which are assessed on a case by case basis, taking into account the financial condition of the counterparty and any guarantor. This incorporates an estimate of the discounted value of any recoveries and realisation of security or collateral. The asset continues to be assessed on an individual basis until it is repaid in full, transferred to the performing portfolio or written off.

Collectively assessed provisions are the provisions on impaired credits below an agreed value threshold which are assessed on a portfolio basis, to reflect the homogenous nature of the assets, such as credit cards or personal loans. The provision is determined from a quantitative review of the relevant portfolio, taking account of the level of arrears, security and average loss experience over the recovery period.

Latent loss provisions are the provisions held against the estimated impairment in the performing portfolio which has yet to be identified and reported as at the balance sheet date. To assess the latent loss within the portfolio, the Group has developed methodologies to estimate the time that an asset can remain impaired within a performing portfolio before it is identified and reported as such.

Liquidity risk

Liquidity management within the Group focuses on both overall balance sheet structure and the control, within prudent limits, of risk arising from the mismatch of maturities across the balance sheet and from undrawn commitments and other contingent obligations. It is undertaken within limits and other policy parameters set by Group Asset and Liability Management Committee (GALCO).

The structure of the Group's balance sheet is managed to maintain substantial diversification, to minimise concentration across its various deposit sources, and to contain the level of reliance on total and net short-term wholesale sources of funds within prudent levels.

The degree of maturity mismatch within the overall long-term structure of the Group's assets and liabilities is also managed within internal policy limits, to ensure that term asset commitments may be funded on an economic basis over their life. In managing its overall term structure, the Group analyses and takes into account the effect of retail and corporate customer behaviour on actual asset and liability maturities where they differ materially from the underlying contractual maturities. The short-term maturity structure of the Group's assets and liabilities is managed on a daily basis to ensure that contractual cash flow obligations, and potential cash flows arising from undrawn commitments and other contingent obligations, can be met as they arise from day to day, either from cash inflows from maturing assets, new borrowing or the sale or repurchase of debt securities held.

Short-term liquidity risk is managed on a consolidated basis for the whole Group excluding the activities of Citizens and insurance businesses, which are subject to regulatory regimes that necessitate local management of liquidity.

Internal liquidity mismatch limits are set for all other subsidiaries and non-UK branches which have material local treasury activities in external markets, to ensure those activities do not compromise daily maintenance of the Group's overall liquidity risk position within the Group's policy parameters.

The level of large deposits taken from banks, corporate customers, non-bank financial institutions and other customers and significant cash outflows therefrom are also reviewed to monitor concentrations and identify any adverse trends.

Market risk

The Group is exposed to market risk because of positions held in its trading portfolios and its non-trading business including the Group's treasury operations. The Group manages the market risk in its trading and treasury portfolios through its market risk management framework, which is based on value-at-risk ("VaR") limits, together with, but not limited to, stress testing, scenario analysis, and position and sensitivity limits. Stress testing measures the impact of abnormal changes in market rates and prices on the fair value of the Group's trading portfolios. GEMC approves the high-level VaR and stress limits for the Group. The Group Market Risk function, independent from the Group's trading businesses, is responsible for setting and monitoring the adequacy and effectiveness of the Group's market risk management processes.

Value-at-risk ("VaR")

VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at given confidence levels. For internal risk management purposes, the Group's VaR assumes a time horizon of one day and a confidence level of 95%. The Group uses historical simulation models in computing VaR. This approach, in common with many other VaR models, assumes that risk factor changes observed in the past are a good estimate of those likely to occur in the future and is, therefore, limited by the relevance of the historical data used. The Group's method, however, does not make any assumption about the nature or type of underlying loss distribution.

The Group typically uses the previous two years of market data. The Group's VaR should be interpreted in light of the limitations of the methodology used. These limitations include:

- Historical data may not provide the best estimate of the joint distribution of risk factor changes in the future and may fail to capture the risk of possible extreme adverse market movements which have not occurred in the historical window used in the calculations.

- VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

- VaR using a 95% confidence level does not reflect the extent of potential losses beyond that percentile.

The Group largely computes the VaR of trading portfolios at the close of business and positions may change substantially during the course of the trading day. Controls are in place to limit the Group's intra-day exposure; such as the calculation of the VaR for selected portfolios. These limitations and the nature of the VaR measure mean that the Group cannot guarantee that losses will not exceed the VaR amounts indicated.

Trading

The principal focus of the Group's trading activities is client facilitation – providing products to the Group's client base at competitive prices. The Group also undertakes: market making – quoting firm bid (buy) and offer (sell) prices with the intention of profiting from the spread between the quotes; arbitrage – entering into offsetting positions in different but closely related markets in order to profit from market imperfections; and proprietary activity – taking positions in financial instruments as principal in order to take advantage of anticipated market conditions. The main risk factors are interest rates, credit spreads and foreign exchange. Financial instruments held in the Group's trading portfolios include, but are not limited to, debt securities, loans, deposits, securities sale and repurchase agreements and derivative financial instruments (futures, forwards, swaps and options). For a discussion of the Group's accounting policies for derivative financial instruments, see Accounting policies.

The VaR for the Group's trading portfolios segregated by type of market risk exposure, including idiosyncratic risk, is presented in the table below.

	2005				2004			
	Average £m	Period end £m	Maximum £m	Minimum £m	Average £m	Period end £m	Maximum £m	Minimum £m
Trading								
Interest rate	6.0	5.5	10.8	4.1	5.5	5.0	8.5	4.0
Credit spread	6.0	5.2	8.6	3.6	3.8	4.9	6.6	1.5
Currency	0.4	0.4	0.8	—	0.4	0.8	1.2	0.1
Equity and commodity	0.2	0.3	1.3	—	—	0.3	0.6	—
Diversification		(3.5)				(4.4)		
Total trading VaR	8.1	7.9	12.3	5.5	7.0	6.6	10.3	4.8

32 Financial instruments *(continued)*

Non-trading

The principal market risks arising from the Group's non-trading activities are interest rate risk, currency risk and equity risk. Treasury activity and mismatches between the repricing of assets and liabilities in its retail and corporate banking operations account for most of the non-trading interest rate risk. Non-trading currency risk derives from the Group's investments in overseas subsidiaries, associates and branches. The Group's venture capital portfolio and investments held by its general insurance business are the principal sources of non-trading equity price risk. The Group's portfolios of non-trading financial instruments mainly comprise loans (including finance leases), debt securities, equity shares, deposits, certificates of deposits and other debt securities issued, loan capital and derivatives. To reflect their distinct nature, the Group's long-term assurance assets and liabilities attributable to policyholders have been excluded from these market risk disclosures.

- Interest rate risk

Non-trading interest rate risk arises from the Group's treasury activities and retail and corporate banking businesses.

Treasury

The Group's treasury activities include its money market business and the management of internal funds flow within the Group's businesses. Money market portfolios include cash instruments (principally debt securities, loans and deposits) and related hedging derivatives.

Retail and corporate banking

Structural interest rate risk arises in these activities where assets and liabilities have different repricing dates. It is the Group's policy to minimise the sensitivity of net interest income to changes in interest rates and where interest rate risk is retained to ensure that appropriate resources, measures and limits are applied.

Structural interest rate risk is calculated in each division on the basis of establishing the repricing behaviour of each asset and liability product. For many products, the actual interest rate repricing characteristics differ from the contractual repricing. In most cases, the repricing maturity is determined by the market interest rate that most closely fits the historical behaviour of the product interest rate. For non-interest bearing current accounts, the repricing maturity is determined by the stability of the portfolio. The repricing maturities used are approved by Group Treasury and divisional asset and liability committees at least annually. Key conventions are reviewed annually by GALCO.

A static maturity gap report is produced as at the month-end for each division, in each functional currency based on the behaviouralised repricing for each product. It is Group policy to include in the gap report, non-financial assets and liabilities, mainly property, plant and equipment and the Group's capital and reserves, spread over medium and longer term maturities. This report also includes hedge transactions, principally derivatives.

Any residual non-trading interest rate exposures are controlled by limiting repricing mismatches in the individual balance sheets. Potential exposures to interest rate movements in the medium to long term are measured and controlled using a version of the same VaR methodology that is used for the Group's trading portfolios but without discount factors. Net accrual income exposures are measured and controlled in terms of sensitivity over time to movements in interest rates.

Risk is managed within limits approved by GALCO through the execution of cash and derivative instruments. Execution of the hedging is carried out by the relevant division through the Group's treasury function. The residual risk position is reported to divisional asset and liability committees, GALCO and Board.

- Currency risk

The Group does not maintain material non-trading open currency positions other than the structural foreign currency translation exposures arising from its investments in foreign subsidiaries and associated undertakings and their related currency funding. The Group's policy in relation to structural positions is to match fund the structural foreign currency exposure arising from net asset value, including goodwill, in foreign subsidiaries, equity accounted investments and branches, except where doing so would materially increase the sensitivity of either the Group's or the subsidiary's regulatory capital ratios to currency movements. The policy requires structural foreign exchange positions to be reviewed regularly by GALCO. Gains or losses on foreign currency investments net of any gains or losses on related foreign currency funding or hedges are recognised in the statement of recognised income and expense.

The tables below set out the Group's structural foreign currency exposures.

2005	Net investments in foreign operations £m	Foreign currency borrowings hedging net investments £m	Structural foreign currency exposures £m
US dollar	3,022	2,806	216
Euro	1,934	284	1,650
Swiss franc	431	430	1
Other non-sterling	4	4	—
	5,391	3,524	1,867

2004			
US dollar	2,142	2,092	50
Euro	1,822	1,125	697
Swiss franc	392	388	4
Other non-sterling	4	4	—
	4,360	3,609	751

The structural foreign currency exposure in euros is principally due to Ulster Bank running an open structural foreign exchange position to minimise the sensitivity of its capital ratios to possible movements in the Euro exchange rate against Sterling and the exclusion from the table of preference shares classified as equity under IFRS. These instruments continue to be considered part of the currency funding of foreign operations for asset and liability management purposes.

32 Financial instruments *(continued)*

Remaining maturity

	Group						
2005	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
Assets							
Cash and balances at central banks	1,568	—	—	—	—	—	1,568
Treasury bills and other eligible bills	23	39	708	—	—	—	770
Loans and advances to banks	47,521	6,001	1,400	780	293	—	55,995
Loans and advances to customers	73,218	12,591	17,165	21,447	35,522	—	159,943
Debt securities	399	179	1,323	6,894	19,950	—	28,745
Equity shares	—	—	—	—	—	823	823
Settlement balances	3,931	—	—	—	—	—	3,931
Derivatives at fair value	213	210	368	875	1,310	—	2,976
Liabilities							
Deposits by banks	29,351	5,147	7,915	2,784	804	—	46,001
Customer accounts	141,464	10,170	2,795	3,110	385	—	157,924
Debt securities in issue	3,040	2,277	4,949	141	394	—	10,801
Settlement balances and short positions	3,061	223	705	15,079	2,506	—	21,574
Derivatives at fair value	251	192	289	652	1,273	—	2,657
Subordinated liabilities	326	6	1,811	2,417	2,088	—	6,648

2004	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
Assets							
Cash and balances at central banks	1,589	—	—	—	—	—	1,589
Treasury bills and other eligible bills	74	84	14	—	—	—	172
Loans and advances to banks	19,404	7,750	1,477	561	790	—	29,982
Loans and advances to customers	30,101	14,927	11,163	21,953	53,535	—	131,679
Debt securities	272	298	395	5,381	16,080	—	22,426
Equity shares	—	—	—	—	—	1,338	1,338
Settlement balances	3,538	—	—	—	—	—	3,538
Derivatives at fair value	29	15	243	423	656	—	1,366
Liabilities							
Deposits by banks	14,412	7,195	2,038	185	43	—	23,873
Customer accounts	103,462	18,741	2,121	1,655	140	—	126,119
Debt securities in issue	892	1,784	443	102	376	—	3,597
Settlement balances and short positions	3,112	379	185	12,800	5,194	—	21,670
Derivatives at fair value	16	21	195	342	531	—	1,105
Subordinated liabilities	207	1,032	207	1,776	2,586	—	5,808

Remaining maturity

2005	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
	Bank						
Assets							
Cash and balances at central banks	894	—	—	—	—	—	894
Loans and advances to banks	18,112	1,733	754	190	40	—	20,829
Loans and advances to customers	52,290	6,921	9,680	13,530	15,148	—	97,569
Debt securities	8	11	17	12	3	—	51
Derivatives at fair value	43	61	128	424	547	—	1,203
Liabilities							
Deposits by banks	3,413	808	604	261	224	—	5,310
Customer accounts	98,683	7,005	1,755	1,923	576	—	109,942
Debt securities in issue	—	—	5	33	—	—	38
Derivatives at fair value	42	55	117	208	707	—	1,129
Subordinated liabilities	326	6	1,225	2,395	1,549	—	5,501

2004	1 month or less £m	Within 3 months £m	3-12 months £m	1-5 years £m	Over 5 years £m	Equity shares £m	Total £m
Assets							
Cash and balances at central banks	956	—	—	—	—	—	956
Loans and advances to banks	12,136	1,964	1,193	20	681	—	15,994
Loans and advances to customers	28,215	8,052	10,688	15,581	15,083	—	77,619
Debt securities	—	—	26	13	—	—	39
Equity shares	—	—	—	—	—	587	587
Derivatives at fair value	—	14	133	218	339	—	704
Liabilities							
Deposits by banks	2,513	881	74	12	—	—	3,480
Customer accounts	76,103	8,862	1,040	1,391	529	—	87,925
Debt securities in issue	—	—	—	5	34	—	39
Derivatives at fair value	3	6	50	88	136	—	283
Subordinated liabilities	—	1,032	207	1,423	2,085	—	4,747

32 Financial instruments *(continued)*

Interest rate sensitivity

The tables below summarise the interest rate sensitivity gap for the Group and the Bank at 31 December 2005 and the Group at 31 December 2004. The tables show the contractual repricing for each category of asset, liability and off-balance sheet items in the banking book. A liability (or negative) gap position exists when liabilities reprice more quickly or in greater proportion than assets during a given period and tends to benefit net interest income in a declining interest rate environment. An asset (or positive) gap position exists when assets reprice more quickly or in greater proportion than liabilities during a given period and tends to benefit net interest income in a rising interest rate environment. Contractual repricing terms do not reflect the potential impact of early repayment or withdrawal. Positions may not be reflective of those in subsequent periods. Major changes in positions can be made promptly as market outlooks change. In addition, significant variations in interest rate sensitivity may exist within the re-pricing periods presented and among the currencies in which the Group has interest rate positions.

	Group											
2005	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning /bearing £m	Yield %	Non interest earning /bearing £m	Fair value through profit or loss £m	Banking book £m	Trading book £m	Total £m
Assets												
Loans and advances to banks	38,052	580	884	521	25	40,062	2.19	2,467	825	43,354	12,641	55,995
Loans and advances to customers	99,057	2,624	2,492	12,027	4,650	120,850	4.26	16,253	—	137,103	22,840	159,943
Debt securities and treasury bills	2,290	155	152	238	82	2,917	3.39	—	403	3,320	26,195	29,515
Other assets	—	—	—	—	—	—		8,421	39	8,460	6,690	15,150
Total assets	139,399	3,359	3,528	12,786	4,757	163,829	3.74	27,141	1,267	192,237	68,366	260,603
Liabilities and equity												
Deposits by banks	18,486	4,007	1,517	2,470	517	26,997	1.60	2,040	—	29,037	16,964	46,001
Customer accounts	113,329	1,153	1,369	1,588	367	117,806	2.09	18,012	1,339	137,157	20,767	157,924
Debt securities in issue	4,090	2,221	1,025	140	394	7,870	1.77	6	—	7,876	2,925	10,801
Subordinated liabilities	2,146	—	—	2,535	1,614	6,295	5.83	—	—	6,295	353	6,648
Other liabilites	—	—	—	—	—	—		5,202	—	5,202	24,587	29,789
Shareholders' equity	—	—	—	—	—	—		7,825	—	7,825	1,615	9,440
Internal funding of trading book	(1,268)	—	—	—	—	(1,268)	3.71	113	—	(1,155)	1,155	—
Total liabilities and equity	136,783	7,381	3,911	6,733	2,892	157,700	2.12	33,198	1,339	192,237	68,366	260,603
Off-balance sheet items	(1,231)	147	194	264	626	—		—	—			
Interest rate sensitivity gap	1,385	(3,875)	(189)	6,317	2,491	6,129		(6,057)	(72)			
Cumulative interest rate sensitivity gap	1,385	(2,490)	(2,679)	3,638	6,129	6,129		72				

Trading book

The table below sets out by time band the net effect on the profit or loss of a basis point (0.01%) increase in interest rates, assuming all trading positions remain unchanged.

	2005					
Group	3 months or less £000	After 3 months but less than 6 months £000	After 6 months but less than 1 year £000	After 1 year but less than 5 years £000	Over 5 years £000	Total £000
Gain/(loss) per basis point increase	51	(14)	471	(959)	499	48
Bank						
Gain/(loss) per bonus point increase	4	(61)	16	106	(13)	52

2004	Group								
	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Non interest earning /bearing £m	Banking book total £m	Trading book total £m	Total £m
Assets									
Loans and advances to banks	18,086	503	697	490	523	2,362	22,661	7,321	29,982
Loans and advances to customers	77,730	3,411	4,293	12,681	9,021	215	107,351	24,328	131,679
Debt securities and treasury bills	687	268	145	1,216	11	134	2,661	19,937	22,598
Other assets	—	—	—	—	—	7,682	7,682	5,280	12,962
Total assets	96,703	4,182	5,135	14,387	9,555	10,393	140,355	56,866	197,221
Liabilities and equity									
Deposits by banks	7,658	613	129	72	17	861	9,350	14,523	23,873
Customer accounts	87,614	1,100	887	1,667	140	19,090	110,498	15,621	126,119
Debt securities in issue	1,243	175	14	63	342	—	1,837	1,760	3,597
Subordinated liabilities	1,701	208	258	1,070	2,517	—	5,754	54	5,808
Other liabilites	—	—	—	4	—	6,103	6,107	23,708	29,815
Shareholders' equity	—	—	—	—	—	6,931	6,931	1,078	8,009
Internal funding of trading book	(122)	—	—	—	—	—	(122)	122	—
Total liabilities and equity	98,094	2,096	1,288	2,876	3,016	32,985	140,355	56,866	197,221
Off-balance sheet items	(10)	103	246	115	(454)	—			
Interest rate sensitivity gap	(1,401)	2,189	4,093	11,626	6,085	(22,592)			
Cumulative interest rate sensitivity gap	(1,401)	788	4,881	16,507	22,592				

2005	Bank											
	3 months or less £m	After 3 months but less than 6 months £m	After 6 months but less than 1 year £m	After 1 year but less than 5 years £m	Over 5 years £m	Total interest earning /bearing £m	Yield %	Non interest earning /bearing £m	Fair value through profit or loss £m	Banking book £m	Trading book £m	Total £m
Assets												
Loans and advances to banks	17,593	102	628	191	—	18,514	4.17	2,302	—	20,816	13	20,829
Loans and advances to customers	67,487	1,320	1,163	9,078	2,866	81,914	4.43	15,624	—	97,538	31	97,569
Debt securities and treasury bills	19	14	3	9	6	51	5.88	—	—	51	—	51
Other assets	—	—	—	—	—	—		11,163	—	11,163	522	11,685
Total assets	85,099	1,436	1,794	9,278	2,872	100,479	4.38	29,089	—	129,568	566	130,134
Liabilities and equity												
Deposits by banks	3,534	282	164	249	—	4,229	2.22	1,081	—	5,310	—	5,310
Customer accounts	88,425	517	1,064	399	132	90,537	2.09	19,285	63	109,885	57	109,942
Debt securities in issue	—	—	5	33	—	38	2.63	—	—	38	—	38
Subordinated liabilities	1,501	—	—	2,535	1,465	5,501	6.45	—	—	5,501	—	5,501
Other liabilites	—	—	—	—	—	—		3,390	—	3,390	244	3,634
Shareholders' equity	—	—	—	—	—	—		5,710	—	5,710	(1)	5,709
Internal funding of trading book	(312)	—	—	—	—	(312)	0.32	46	—	(266)	266	—
Total liabilities and equity	93,148	799	1,233	3,216	1,597	99,993	2.33	29,512	63	129,568	566	130,134
Off-balance sheet items	(1,231)	147	194	264	626	—		—	—			
Interest rate sensitivity gap	(9,280)	784	755	6,326	1,901	486		(423)	(63)			
Cumulative interest rate sensitivity gap	(9,280)	(8,496)	(7,741)	(1,415)	486	486		63				

32 Financial instruments *(continued)*

The following table shows the carrying values and the fair values of financial instruments on the balance sheet.

	Group				Bank			
	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m
Financial assets								
Cash and balances at central banks	1,568	1,568	1,589	1,589	894	894	956	956
Treasury bills and other eligible bills								
Held-for-trading	724	724			—	—		
Available-for-sale	46	46			—	—		
Banking business			38	38			—	—
Trading business			134	134			—	—
	770	770	172	172	—	—	—	—
Loans and advance to banks								
Held-for-trading	17,411	17,411			110	110		
Designated as at fair value through profit or loss	825	825			—	—		
Loans and receivables	37,759	37,761			20,719	20,719		
Banking business			22,661	22,662			15,901	15,901
Trading business			7,321	7,321			93	93
	55,995	55,997	29,982	29,983	20,829	20,829	15,994	15,994
Loans and advance to customers								
Held-for-trading	15,896	15,896			30	30		
Loans and receivables	144,047	144,628			97,539	98,006		
Banking business			107,351	107,447			77,587	77,837
Trading business			24,328	24,328			32	32
	159,943	160,524	131,679	131,775	97,569	98,036	77,619	77,869
Debt securities								
Held-for-trading	25,474	25,474			3	3		
Designated as at fair value through profit or loss	403	403			—	—		
Available-for-sale	2,868	2,868			48	48		
Banking business			2,623	2,622			39	39
Trading business			19,803	19,803			—	—
	28,745	28,745	22,426	22,425	51	51	39	39
Equity shares								
Held-for-trading	26	26			—	—		
Designated as at fair value through profit or loss	39	39			—	—		
Available-for-sale	758	758			—	—		
Banking business			1,323	1,610			574	861
Trading business			15	15			13	13
	823	823	1,338	1,625	—	—	587	874
Settlement balances	3,931	3,931	3,538	3,538	—	—	—	—
Derivatives at fair value	2,976	2,976	1,366	1,366	1,203	1,203	704	704

	Group				Bank			
	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m	2005 Carrying value £m	2005 Fair value £m	2004 Carrying value £m	2004 Fair value £m
Financial liabilities								
Deposits by banks								
Held-for-trading	6,589	6,589			1,237	1,237		
Amortised cost	39,412	39,417			4,073	4,073		
Banking business			9,350	9,360			3,076	3,076
Trading business			14,523	14,523			404	404
	46,001	46,006	23,873	23,883	5,310	5,310	3,480	3,480
Customer accounts								
Held-for-trading	10,372	10,372			1,560	1,560		
Designated as at fair value through profit or loss	1,339	1,339			63	63		
Amortised cost	146,213	147,313			108,319	108,541		
Banking business			110,498	110,504			87,910	87,912
Trading business			15,621	15,621			15	15
	157,924	159,024	126,119	126,125	109,942	110,164	87,925	87,927
Debt securities in issue								
Amortised cost	10,801	10,872			38	38		
Banking business			1,837	1,836			39	39
Trading business			1,760	1,760			—	—
	10,801	10,872	3,597	3,596	38	38	39	39
Subordinated liabilities								
Amortised cost	6,648	6,773			5,501	5,626		
Banking business			5,754	6,020			4,747	5,276
Trading business			54	54			—	—
	6,648	6,773	5,808	6,074	5,501	5,626	4,747	5,276
Settlement balances and short positions	21,574	21,574	21,670	21,670	—	—	—	—
Derivatives at fair value	2,657	2,657	1,105	1,105	1,129	1,129	283	283

32 Financial instruments *(continued)*

Industry risk – geographical analysis

	Group					
2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Settlement balances £m	Total £m	Netting[1] offset £m
UK						
Central and local government	1,690	4	7	—	1,701	1,137
Manufacturing	6,887	1	78	—	6,966	2,406
Construction	4,479	—	28	—	4,507	1,258
Finance	74,742	1,671	1,428	—	77,841	6,250
Service industry and business activities	24,031	135	249	—	24,415	4,356
Agriculture, forestry and fishing	1,884	—	2	—	1,886	209
Property	15,316	10	96	—	15,422	1,613
Individuals						
Home mortgages	2,746	—	1	—	2,747	1,178
Other	15,283	—	—	—	15,283	506
Finance leases and instalment credit	319	—	—	—	319	—
Interest accruals	208	—	—	—	208	—
Total UK	147,585	1,821	1,889	—	151,295	18,913
US						
Central and local government	—	7,599	—	112	7,711	—
Manufacturing	44	84	—	—	128	—
Construction	5	27	—	—	32	—
Finance	28,258	18,121	609	3,809	50,797	4,323
Service industry and business activities	484	302	—	—	786	—
Agriculture, forestry and fishing	13	—	—	—	13	—
Property	2,252	—	—	—	2,252	—
Individuals						
Home mortgages	5,107	—	—	—	5,107	—
Other	9	—	—	—	9	—
Finance leases and instalment credit	439	—	—	—	439	—
Interest accruals	79	160	—	—	239	2
Total US	36,690	26,293	609	3,921	67,513	4,325
Europe						
Central and local government	287	234	—	—	521	111
Manufacturing	3,060	—	—	—	3,060	889
Construction	2,257	—	—	—	2,257	1,931
Finance	6,776	1,802	450	8	9,036	4,986
Service industry and business activities	4,758	10	11	—	4,779	3,726
Agriculture, forestry and fishing	513	—	—	—	513	577
Property	2,576	49	—	—	2,625	2,670
Individuals						
Home mortgages	8,802	—	—	—	8,802	11,264
Other	3,412	105	—	—	3,517	1,577
Finance leases and instalment credit	96	—	—	—	96	—
Interest accruals	110	26	—	—	136	—
Total Europe	32,647	2,226	461	8	35,342	27,731
Rest of the World						
Central and local government	—	2	—	—	2	—
Finance	169	—	3	2	174	—
Service industry and business activities	—	—	14	—	14	—
Property	2	—	—	—	2	—
Individuals						
Home mortgages	75	—	—	—	75	—
Other	792	—	—	—	792	—
Interest accruals	9	—	—	—	9	—
Total Rest of the World	1,047	2	17	2	1,068	—

(1) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced throught a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

2005	Group					
	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Settlement balances £m	Total £m	Netting[1] offset £m
Total						
Central and local government	1,977	7,839	7	112	9,935	1,248
Manufacturing	9,991	85	78	—	10,154	3,295
Construction	6,741	27	28	—	6,796	3,189
Finance	109,945	21,594	2,490	3,819	137,848	15,559
Service industry and business activities	29,273	447	274	—	29,994	8,082
Agriculture, forestry and fishing	2,410	—	2	—	2,412	786
Property	20,146	59	96	—	20,301	4,283
Individuals						
Home mortgages	16,730	—	1	—	16,731	12,442
Other	19,496	105	—	—	19,601	2,083
Finance leases and instalment credit	854	—	—	—	854	—
Interest accruals	406	186	—	—	592	2
	217,969	30,342	2,976	3,931	255,218	50,969

(1) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced throught a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

32 Financial instruments *(continued)*

Industry risk – geographical analysis *(continued)*

	Bank				
2005	Loans and advances to banks and customers £m	Treasury bills, debt securities and equity shares £m	Derivatives £m	Total £m	Netting[1] offset £m
UK					
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	53,440	48	742	54,230	219
Service industry and business activities	23,140	—	249	23,389	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals					
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	172	—	—	172	—
Total UK	118,857	48	1,203	120,108	9,068
US					
Finance	54	—	—	54	—
Service industry and business activities	—	3	—	3	—
Interest accruals	21	—	—	21	—
Total US	75	3	—	78	—
Europe					
Finance	1,133	—	—	1,133	—
Interest accruals	6	—	—	6	—
Total Europe	1,139	—	—	1,139	—
Total					
Central and local government	1,689	—	7	1,696	1,137
Manufacturing	6,737	—	78	6,815	2,249
Construction	4,108	—	28	4,136	842
Finance	54,627	48	742	55,417	219
Service industry and business activities	23,140	3	249	23,392	3,626
Agriculture, forestry and fishing	1,700	—	2	1,702	12
Property	14,397	—	96	14,493	981
Individuals					
Home mortgages	40	—	1	41	—
Other	13,434	—	—	13,434	2
Interest accruals	199	—	—	199	—
	120,071	51	1,203	121,325	9,068

(1) This column shows the amount by which exposures to counterparties are reduced by the existence of a legal right of set off (on the basis that the financial asset will be collected in accordance with its terms) and under master netting arrangements. The credit risk of financial assets subject to a master netting arrangement is eliminated only to the extent that financial liabilities due to the same counterparty will be settled after the assets are realised. The extent to which the Group's credit risk is reduced throught a master netting arrangement may change substantially within a short period following the balance sheet date because the exposure is affected by each transaction subject to the arrangement.

33 Memorandum items

Contingent liabilities and commitments

The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 31 December. Although the Group is exposed to credit risk in the event of non-performance of the obligations undertaken by customers, the amounts shown do not, and are not intended to, provide any indication of the Group's expectation of future losses.

	Group		Bank	
	2005 £m	2004 £m	2005 £m	2004 £m
Contingent liabilities:				
Guarantees and assets pledged as collateral security	2,768	2,800	2,295	2,437
Other contingent liabilities	2,967	2,900	2,248	2,445
	5,735	5,700	4,543	4,882
Commitments:				
Undrawn formal standby facilities, credit lines and other commitments to lend				
– less than one year	55,973	53,238	38,604	40,014
– one year and over	11,543	13,212	10,509	11,525
Other commitments	182	137	100	96
	67,698	66,587	49,213	51,635

Banking commitments and contingent obligations, which have been entered into on behalf of customers and for which there are corresponding obligations from customers, are not included in assets and liabilities. The Group's maximum exposure to credit loss, in the event of non-performance by the other party and where all counterclaims, collateral or security proves valueless, is represented by the contractual nominal amount of these instruments included in the table above. These commitments and contingent obligations are subject to the Group's normal credit approval processes and any potential loss is taken into account in assessing provisions for bad and doubtful debts in accordance with the Group's provisioning policy.

Contingent liabilities

Guarantees – the Group gives guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group will meet a customer's obligations to third parties if the customer fails to do so. The maximum amount that the Group could be required to pay under a guarantee is its principal amount as disclosed in the table above. The Group expects most guarantees it provides to expire unused.

Other contingent liabilities – these include standby letters of credit, supporting customer debt issues and contingent liabilities relating to customer trading activities such as those arising from performance and customs bonds, warranties, indemnities and acceptances.

Commitments

Commitments to lend – under a loan commitment the Group agrees to make funds available to a customer in the future. Loan commitments, which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and unutilised overdraft facilities.

Other commitments – these include forward asset purchases, forward forward deposits placed and undrawn note issuance, revolving underwriting facilities, documentary credits and other short-term trade related transactions.

Regulatory enquiries and investigations – in the normal course of business the Group and its subsidiaries co-operate with regulatory authorities in various jurisdictions in their enquiries or investigations into alleged or possible breaches of regulations.

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

Litigation

Proceedings, including a consolidated class action, have been brought in the United States against a large number of defendants, including the Group, following the collapse of Enron. The claims against the Group could be significant but are largely unquantified. The Group considers that it has substantial and credible legal and factual defences to these claims and it continues to defend them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the claims, although a number of other defendants have reached settlements in the principal class action. The Group is unable reliably to estimate the possible loss in relation to these matters or the effect that the possible loss might have on the Group's consolidated net assets or its operating results or cash flows in any particular period. In addition, pursuant to requests received from the US Securities and Exchange Commission and the Department of Justice, the Group has provided copies of Enron-related materials to these authorities and has co-operated fully with them.

Members of the Group are engaged in other litigation in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against them arising in the ordinary course of business. The Group has reviewed these other actual, threatened and known potential claims and proceedings and, after consulting with its legal advisers, is satisfied that the outcome of these other claims and proceedings will not have a material adverse effect on its consolidated net assets, operating results or cash flows in any particular period.

Trustee and other fiduciary activities

In its capacity as trustee or other fiduciary role, the Group may hold or place assets on behalf of individuals, trusts, companies, pension schemes and others. The assets and their income are not included in the Group's financial statements.

34 Net cash flows from operating activities

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Profit for the year	3,411	3,230	2,315	2,382
Decrease/(increase) in prepayments and accrued income	988	(11)	557	(184)
Interest on subordinated liabilities	304	202	283	193
(Decrease)/increase in accruals and deferred income	(1,278)	(776)	(846)	261
Provisions for impairment losses	756	625	651	531
Unwind of discount on impairment losses	(76)	—	(61)	—
Loans and advances written-off net of recoveries	(762)	(550)	(715)	(489)
Profit on sale of property, plant and equipment	(51)	(11)	(39)	(10)
Profit on sale of subsidiaries and associates	(12)	—	(221)	—
Profit on sale of investment securities	(327)	(12)	(320)	(1)
Charge for pensions	149	133	97	96
Pension contributions	(1,007)	(53)	(976)	(30)
Provisions utilised	(18)	(25)	(16)	(19)
Depreciation and amortisation	382	462	326	402
Other non-cash items	5,007	(2,339)	511	(238)
Net cash inflow from trading activities	7,466	875	1,546	2,894
Increase in loans and advances to banks and customers	(24,532)	(22,788)	(4,182)	(5,414)
(Increase)/decrease in securities	(5,565)	44	1	329
(Increase)/decrease in other assets	(1,469)	72	(625)	(349)
Decrease in derivative assets	797	986	335	257
Changes in operating assets	(30,769)	(21,686)	(4,471)	(5,177)
Increase in deposits by banks and customers	49,683	10,497	9,815	6,244
Increase/(decrease) in debt securities in issue	5,724	450	(1)	(9)
Increase/(decrease) in other liabilities	1,138	1,378	953	(630)
Decrease in derivative liabilities	(951)	(1,131)	(286)	(291)
(Decrease)/increase in settlement balances and short positions	(652)	5,804	—	—
Changes in operating liabilities	54,942	16,998	10,481	5,314
Total income taxes paid	(1,170)	(1,051)	(662)	(546)
Net cash inflow/(outflow) from operating activities	30,469	(4,864)	6,894	2,485

35 Analysis of the net outflow of cash in respect of the purchase and sales of business interests and intangible assets

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Fair value given for business acquired	(238)	(739)	(217)	(239)
Cash and cash equivalents acquired	25	15	—	—
Non-cash consideration	3	—	—	—
Net outflow of cash in respect of purchases	(210)	(724)	(217)	(239)
Cash and cash equivalents in businesses sold	(2)	—	—	—
Other assets sold	260	37	9	16
Non-cash consideration	(25)	—	—	—
Profit on disposal	12	—	221	—
Net cash inflow on disposals	245	37	230	16
Dividends received from joint ventures	7	—	—	—
Net cash expenditure on other intangible assets	(210)	(184)	(180)	(184)
Net outflow	(168)	(871)	(167)	(407)

36 Interest received and paid

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
Interest received	8,475	7,322	5,621	5,265
Interest paid	(4,164)	(2,970)	(2,683)	(2,313)
	4,311	4,352	2,938	2,952

37 Analysis of changes in financing during the year

	Group				Bank			
	Share capital		Subordinated liabilities		Share capital		Subordinated liabilities	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
At 1 January	3,388	3,412	5,808	5,743	3,388	3,412	4,747	5,376
Implementation of IAS 32	(419)	—	530	—	(419)	—	530	—
At 1 January restated	2,969	3,412	6,338	5,743	2,969	3,412	5,277	5,376
Net proceeds from issue of subordinated liabilities	—	—	291	559	—	—	—	—
Repayment of subordinated liabilities	—	—	(210)	(455)	—	—	(210)	(455)
Net cash (outflow)/inflow from financing	—	—	81	104	—	—	(210)	(455)
Acquisitions of subsidiaries	—	—	—	153	—	—	—	—
Currency translation and other movements	—	(24)	229	(192)	—	(24)	434	(174)
At 31 December	2,969	3,388	6,648	5,808	2,969	3,388	5,501	4,747

38 Analysis of cash and cash equivalents

	Group 2005 £m	Group 2004 £m	Bank 2005 £m	Bank 2004 £m
At 1 January				
- cash	14,816	17,779	9,952	9,777
- cash equivalents	8,029	11,039	1,959	3,168
Net cash inflow/(outflow)	25,579	(5,973)	6,677	(1,034)
At 31 December	48,424	22,845	18,588	11,911
Comprising:				
Cash and balances at central banks	1,446	1,480	779	853
Treasury bills and debt securities	1	—	—	—
Loans and advances to banks repayable on demand	46,977	21,365	17,809	11,058
Cash and cash equivalents	48,424	22,845	18,588	11,911

The Bank and certain subsidiary undertakings are required to maintain balances with the Central banks which, at 31 December 2005, amounted to £122 million (2004 - £111 million).

39 Net cashflow on discontinued operations

	Group 2005 £m	Group 2004 £m
Net cashflow from operating activities	194	(66)
Net cashflow from investing activities	—	(1)
Net cashflow from financing activities	(194)	67
Cash and cash equivalents at 1 January and 31 December	—	—

40 Segmental analysis

The directors manage the Group primarily by class of business and present the segmental analysis on that basis. Segments charge market prices for services rendered to other parts of the Group with the exception of Manufacturing and central resources. The expenditure incurred by Manufacturing relates to shared costs principally in respect of the Group's UK and Ireland banking operations. These costs reflect activities that are shared between the various customer-facing divisions and consequently cannot be directly attributed to individual divisions. Funding charges between segments are determined by Group Treasury, having regard to commercial demands.

(a) Classes of business

Group	Revenue			Total income						
2005	External £m	Inter segment £m	Total £m	External £m	Inter segment £m	Total £m	Operating expenses £m	Depreciation and amortisation £m	Provisions £m	Operating profit before tax £m
Corporate Markets	4,135	1,003	5,138	3,124	(259)	2,865	(797)	(7)	(8)	2,053
Retail Banking	4,038	1,301	5,339	3,243	(40)	3,203	(580)	(5)	(452)	2,166
Retail Direct	1,916	—	1,916	982	(22)	960	(296)	(2)	(209)	453
Wealth Management	1,102	2	1,104	508	(1)	507	(276)	(13)	(6)	212
Ulster Bank	1,763	25	1,788	860	(2)	858	(246)	(24)	(58)	530
Manufacturing	45	6	51	26	(30)	(4)	(1,550)	(57)	—	(1,611)
Central items	64	438	502	(646)	354	(292)	(254)	(137)	(19)	(702)
Eliminations	—	(2,775)	(2,775)	—	—	—	—	—	—	—
Continuing operations	13,063	—	13,063	8,097	—	8,097	(3,999)	(245)	(752)	3,101
Discontinued operations	246	—	246	221	—	221	(70)	—	(4)	147
Amortisation of intangibles	—	—	—	—	—	—	—	(6)	—	(6)
Integration costs	—	—	—	—	—	—	(32)	(131)	—	(163)
Net gain on sale of strategic investments	332	—	332	332	—	332	—	—	—	332
Operating profit before tax	13,641	—	13,641	8,650	—	8,650	(4,101)	(382)	(756)	3,411
2004										
Corporate Markets	3,822	913	4,735	2,949	(366)	2,583	(647)	(5)	(140)	1,791
Retail Banking	3,457	1,263	4,720	2,805	136	2,941	(627)	(3)	(287)	2,024
Retail Direct	1,817	1	1,818	962	(19)	943	(257)	(1)	(160)	525
Wealth Management	865	1	866	465	(2)	463	(268)	(29)	(2)	164
Ulster Bank	1,315	19	1,334	747	(4)	743	(207)	(22)	(40)	474
Manufacturing	16	8	24	22	(25)	(3)	(1,401)	(119)	—	(1,523)
Central items	109	356	465	(205)	280	75	(221)	(6)	(1)	(153)
Eliminations	—	(2,561)	(2,561)	—	—	—	—	—	—	—
Continuing operations	11,401	—	11,401	7,745	—	7,745	(3,628)	(185)	(630)	3,302
Discontinued operations	302	—	302	278	—	278	(52)	(1)	5	230
Amortisation of intangibles	—	—	—	—	—	—	—	(5)	—	(5)
Integration costs	—	—	—	—	—	—	(26)	(271)	—	(297)
Operating profit before tax	11,703	—	11,703	8,023	—	8,023	(3,706)	(462)	(625)	3,230

	2005			2004		
Group	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m	Assets £m	Liabilities £m	Cost to acquire fixed assets and intangible assets £m
Corporate Markets	143,814	128,214	80	101,948	88,541	8
Retail Banking	48,282	56,967	—	46,619	51,649	1
Retail Direct	5,551	749	46	4,974	958	63
Wealth Management	19,585	18,802	17	12,219	15,787	9
Ulster Bank	39,249	37,026	77	28,273	26,831	564
Manufacturing	1,876	509	328	1,915	202	356
Central items	2,246	8,152	—	1,273	4,836	—
Group	260,603	250,419	548	197,221	188,804	1,001

(b) Geographical segments

The geographical analyses in the tables below have been compiled on the basis of location of office where the transactions are recorded

	Group				
2005	UK £m	USA £m	Europe £m	Rest of the world £m	Total £m
Net interest income	3,858	12	578	13	4,461
Fees and commissions (net)	2,308	157	208	73	2,746
Income from trading activities	(5)	777	33	3	808
Other operating income	493	45	97	—	635
Total income	6,654	991	916	89	8,650
Operating profit before tax	2,522	560	297	32	3,411
Total assets	138,574	74,162	44,673	3,194	260,603
Total liabilities	133,341	72,218	41,787	3,073	250,419
Net assets attributable to equity shareholders and minority interests	5,233	1,944	2,886	121	10,184
Contingent liabilities and commitments	58,025	6,231	9,177	—	73,433
Cost to acquire property, plant and equipment and intangible assets	368	29	144	7	548
2004					
Net interest income	3,790	12	568	13	4,383
Fees and commissions (net)	2,175	94	225	58	2,552
Income from trading activities	148	720	15	4	887
Other operating income	149	29	22	1	201
Total income	6,262	855	830	76	8,023
Operating profit before tax	2,443	450	309	28	3,230
Total assets	107,089	58,481	29,722	1,929	197,221
Total liabilities	101,451	57,369	28,069	1,915	188,804
Net assets attributable to equity shareholders and minority interests	5,638	1,112	1,653	14	8,417
Contingent liabilities and commitments	60,174	4,190	7,923	—	72,287
Cost to acquire property, plant and equipment and intangible assets	367	8	626	—	1,001

41 Directors' and key management remuneration

The current directors of the Bank are also directors of the ultimate holding company and are remunerated for their services to the RBS Group as a whole. The remuneration of the directors is disclosed in the Report and Accounts of the RBS Group. Pensions paid to former directors of the Bank and their dependents amounted to £308,000 (2004 – £294,000).

Compensation of key management

The aggregate remuneration of directors and other members of key management during the year was as follows:

	RBS Group	
	2005 £000	2004 £000
Short-term benefits	26,180	23,652
Post-employment benefits	9,383	5,298
Other long-term	4,215	—
Share-based payments	1,568	5,200
	41,346	34,150

42 Transactions with directors, officers and others

(a) At 31 December 2005, the amounts outstanding in relation to transactions, arrangements and agreements entered into by authorised institutions in the Group, as defined by UK Law, were £17,917 in respect of loans to five persons who were directors of the company (or persons connected with them) at any time during the financial period and £9,549,650 to 48 people who were officers of the company at any time during the financial period.

(b) For the purposes of IAS 24 'Related Party Disclosures', key management comprise directors of the Bank and members of the RBS Group's Group Executive Management Committee. The captions in the primary financial statements include the following amounts attributable, in aggregate, to key management:

	2005 £000	2004 £000
Loans and advances to customers	1,035	899
Customer accounts	378	493

Key management have banking relationships with Group entities which are entered into in the normal course of business.

Key management had no reportable transactions or balances with the company except for dividends.

43 Related parties

(a) Group companies provide development and other types of capital support to businesses in their roles as providers of finance. These investments are made in the normal course of business and on arm's-length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b) The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c) In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d) The captions in the primary financial statements of the Bank include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements. The table below discloses items included in income and operating expenses on transactions between the Group and fellow subsidiaries of the RBS Group.

	2005 £m	2004 £m
Income		
Interest receivable	1,112	901
Interest payable	367	248
Fees and commissions receivable	94	102
Fees and commissions payable	100	76
Expenses		
Other administrative expenses	1,529	1,384

44 Transition to IFRS

(1) Significant differences between the Group's UK GAAP accounting policies applied in its 2004 financial statements and its IFRS accounting policies

UK GAAP	IFRS
(a) Goodwill Goodwill arising on acquisitions is capitalised and amortised over its estimated useful economic life. Goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicated that its carrying value might not be recoverable,	Goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired. The carrying amount of goodwill in the Group's opening IFRS balance sheet (as at 1 January 2004) was £273 million, its carrying value under UK GAAP as at 31 December 2003.
(b) Intangibles other than goodwill *Computer software development costs* Most computer software development costs are written off as incurred.	Computer software development costs are capitalised if they create an identifiable intangible asset. They are amortised over their estimated useful life of three years. Net computer software development costs of £587 million were recognised on transition to IFRS.
Other intangibles An intangible asset acquired in a business combination is capitalised separately from goodwill only if it can be disposed of separately from the revenue-earning activity to which it contributes and its value can be measured reliably.	An intangible asset is recognised as an asset separately from goodwill if it is separable or if it arises from contractual or other legal rights regardless of whether these rights are transferable or separable. Core deposit intangibles of £24 million and other intangibles of £30 million were recognised in business combinations that took place in 2004.
(c) Leasing Finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease; tax cash flows are taken into account in allocating income.	IFRS requires a level rate of return on the net investment in the lease. Tax cash flows are not reflected in the pattern of income recognition.
Assets held under operating leases are depreciated on a straight-line or reverse-annuity basis.	Assets held on operating leases are depreciated on a straight-line basis.
(d) Dividends Dividends payable on ordinary shares are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.
(e) Consolidation UK GAAP requires consolidation of entities controlled by the reporting entity. Control is the ability to direct the financial and operating policies of an entity.	All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

44 Transition to IFRS *(continued)*

UK GAAP	IFRS
(f) Associates and joint ventures *An associate is an entity in which the reporting entity holds a* participating interest and over whose operating and financial policies it exercises a significant influence in practice. A joint venture is an entity in which the reporting entity in practice shares control with other investors. Associates are accounted for using the equity method and joint ventures using the gross equity method.	*The definitions of associate and joint venture are similar to* those in UK GAAP. However, significant influence is defined as the power to participate in the financial and operating policies of the associate. A joint venture is an entity where the strategic financial and operating decisions require the unanimous consent of the parties sharing control. Associates are accounted for using the equity method. The Group proportionately consolidates its joint ventures.
(g) Property, plant and equipment The Group's freehold and long leasehold property occupied for its own use is recorded at valuation on the basis of existing use value.	The Group's freehold and long leasehold property occupied for its own use is recorded at cost less depreciation. The Group has elected to use the UK GAAP valuation as at 31 December 2003 as deemed cost for freehold and long leasehold property occupied for its own use in its opening IFRS balance sheet (1 January 2004).
(h) Investment property Investment property is revalued annually to open market value and changes in market value reflected in the Statement of total recognised gains and losses	Investment property is stated at fair value. Any gain or loss arising from a change in fair value is recognised in profit or loss.
(i) Pensions Pension scheme assets are measured at fair value using mid-market prices.	Pension scheme assets are measured at fair value using bid prices.
The profit and loss account reflects the current and past service costs, and the interest or discount unwind attributable to the assets and liabilities of the fund.	The income statement reflects the current and past service costs, and the cumulative excess actuarial gains and losses amortised over the expected average remaining lives of participating employees. Excess gains and losses are those exceeding 10% of the higher of the gross assets or liabilities of the scheme.
Actuarial gains and losses representing other movements in the net pension asset or liability are recognised in the statement of total recognised gains and losses	Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).
(j) Income tax Deferred tax is not accounted for in relation to revaluations of fixed assets where there is no commitment to dispose of the asset or in relation to taxable gains or losses on sales of fixed assets that are rolled over into the tax cost of replacement fixed assets.	Deferred tax is provided on fixed asset revaluations and on taxable gains and losses on fixed asset sales rolled over into the tax cost of replacement assets.

UK GAAP	IFRS
(k) Cash flow statements Cash comprises cash and balances with central banks and loans and advances to banks repayable on demand.	Cash and cash equivalents comprise cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.
Under UK GAAP, cash flows are classified under the following headings: • operating activities • dividends from joint ventures and associates • returns on investments and servicing of finance • taxation • capital expenditure and financial investment • acquisitions and disposals • ordinary equity dividends paid • financing	Under IFRS cash flows are classified into operating, investing and financing activities.

Implementation of IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS
(l) Financial instruments: financial assets Loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below). Debt securities and equity shares intended for use on a continuing basis in the Group's activities are classified as investment securities and are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.	Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as at fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders' equity. Changes in the fair value of financial assets held-for-trading or designated as at fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as at fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.
(m) Financial instruments: financial liabilities Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.	IAS 39 requires all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as at fair value through profit or loss on initial recognition.

44 Transition to IFRS *(continued)*

UK GAAP	IFRS
(n) Liabilities and equity Under UK GAAP, all shares are classified as shareholders' funds. An analysis of shareholders' funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares. On implementation of IAS 32, non-equity shares with a balance sheet value of £419 million were reclassified as liabilities.
(o) Effective interest rate and lending fees Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.	IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument's expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts. On implementation of IAS 39, the carrying value of financial assets was reduced by £256 million and financial liabilities increased by £81 million, deferred tax was reduced by £101 million and shareholder's equity reduced by £236 million.
(p) Derivatives and hedging Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.	Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge - the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative's gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.
Embedded derivatives are not bifurcated from the host contract.	A derivative embedded in a contract is accounted for as a stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract, unless the entire contract is carried at fair value through profit or loss.

UK GAAP	IFRS
(q) Loan impairment Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value. Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.	IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original effective interest rate. There is no concept of specific and general provision - under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.
(r) Offset Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.	For a financial asset and a financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously. On implementation of IAS 32, the balance sheet value of financial assets and financial liabilities increased by £34 billion.
(s) Linked presentation FRS 5 'Reporting the Substance of Transactions' allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.
(t) Extinguishment of liabilities Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

44 Transition to IFRS *(continued)*

(2) Analysis of IFRS adjustments, excluding IAS 32, IAS 39 and IFRS 4

Opening balance sheet at 1 January 2004 – Group

	UK GAAP £m	Income tax £m	Leases £m	Consolidation £m	Software development costs £m	Employee benefits £m	Banc-assurance £m	Goodwill £m	Other £m	Total adjustments £m	IFRS £m
Assets											
Cash and balances at central banks	1,112	—	—	—	—	—	—	—	—	—	1,112
Treasury bills and other eligible bills	541	—	—	—	—	—	—	—	—	—	541
Loans and advances to banks	37,667	—	—	—	—	—	—	—	—	—	37,667
Loans and advances to customers	102,572	—	(29)	343	—	—	—	—	—	314	102,886
Debt securities	21,727	—	—	—	—	—	21	—	—	21	21,748
Equity shares	1,072	—	—	—	—	—	44	—	—	44	1,116
Intangible assets	273	—	—	—	646	—	—	(16)	—	630	903
Property, plant and equipment	1,523	—	—	—	(59)	—	—	—	—	(59)	1,464
Settlement balances	2,136	—	—	—	—	—	—	—	—	—	2,136
Derivatives at fair value	2,352	—	—	—	—	—	—	—	—	—	2,352
Prepayments, accrued income and other assets	1,898	—	—	5	—	14	(65)	—	194	148	2,046
Total assets	172,873	—	(29)	348	587	14	—	(16)	194	1,098	173,971
Liabilities											
Deposits by banks	18,501	—	—	—	—	—	—	—	—	—	18,501
Customer accounts	116,569	—	—	—	—	—	—	—	—	—	116,569
Debt securities in issue	2,112	—	—	344	—	—	—	—	—	344	2,456
Settlement balances and short positions	14,464	—	—	—	—	—	—	—	—	—	14,464
Derivatives at fair value	2,236	—	—	—	—	—	—	—	—	—	2,236
Accruals, deferred income and other liabilities	3,990	—	(1)	4	—	1	—	—	—	4	3,994
Retirement benefit liabilities	118	—	—	—	—	1,878	—	—	—	1,878	1,996
Deferred taxation liabilities	99	120	(7)	—	176	(582)	—	—	194	(99)	—
Subordinated liabilities	5,743	—	—	—	—	—	—	—	—	—	5,743
Minority interests	3	—	—	—	—	—	—	—	—	—	3
Shareholders' equity	9,038	(120)	(21)	—	411	(1,283)	—	(16)	—	(1,029)	8,009
Total liabilities and equity	172,873	—	(29)	348	587	14	—	(16)	194	1,098	173,971

Opening balance sheet at 1 January 2004 – Bank

	UK GAAP £m	Dividends £m	Income tax £m	Software development costs £m	Employee benefits £m	Other £m	Total adjustments £m	IFRS £m
Assets								
Cash and balances at central banks	901	—	—	—	—	—	—	901
Treasury bills and other eligible bills	95	—	—	—	—	—	—	95
Loans and advances to banks	17,517	—	—	—	—	—	—	17,517
Loans and advances to customers	71,927	—	—	—	—	—	—	71,927
Debt securities	446	—	—	—	—	—	—	446
Equity shares	353	—	—	—	—	—	—	353
Investment in Group undertakings	8,587	—	—	—	—	(2,407)	(2,407)	6,180
Intangible assets	—	—	—	604	—	—	604	604
Property, plant and equipment	1,155	—	—	—	—	—	—	1,155
Derivatives at fair value	961	—	—	—	—	—	—	961
Prepayments, accrued income and other assets	1,074	(231)	—	—	14	300	83	1,157
Total assets	103,016	(231)	—	604	14	(2,107)	(1,720)	101,296
Liabilities								
Deposits by banks	3,378	—	—	—	—	—	—	3,378
Customer accounts	81,932	—	—	—	—	—	—	81,932
Debt securities in issue	48	—	—	—	—	—	—	48
Derivatives at fair value	574	—	—	—	—	—	—	574
Accruals, deferred income and other liabilities	2,580	—	—	—	(6)	(1)	(7)	2,573
Retirement benefit liabilities	—	—	—	—	1,854	—	1,854	1,854
Deferred taxation liabilities	—	—	66	181	(552)	305	—	—
Subordinated liabilities	5,376	—	—	—	—	—	—	5,376
Shareholders' equity	9,128	(231)	(66)	423	(1,282)	(2,411)	(3,567)	5,561
Total liabilities and equity	103,016	(231)	—	604	14	(2,107)	(1,720)	101,296

Reconciliation of shareholders' funds as at 1 January 2004

	Group £m	Bank £m
UK GAAP shareholders' funds	9,038	9,128
Standards applicable to all periods:		
Valuation of subsidiaries and associates	—	(2,411)
Proposed dividends	—	(231)
Employee benefits	(1,833)	(1,832)
Software development costs	587	604
Other	(44)	—
Tax effect on adjustments	381	369
Deferred tax	(120)	(66)
Shareholders' funds under IFRS	8,009	5,561

44 Transition to IFRS *(continued)*

Balance sheet at 31 December 2004 – Group

	UK GAAP £m	Income tax £m	Property plant and equipment £m	Leases £m	Consolidation £m	Software development costs £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Other £m	Total adjustments £m	IFRS £m
Assets												
Cash and balances at central banks	1,589	—	—	—	—	—	—	—	—	—	—	1,589
Treasury bills and other eligible bills	172	—	—	—	—	—	—	—	—	—	—	172
Loans and advances to banks	29,982	—	—	—	—	—	—	—	—	—	—	29,982
Loans and advances to customers	131,353	—	—	(16)	342	—	—	—	—	—	326	131,679
Debt securities	22,407	—	—	—	—	—	—	19	—	—	19	22,426
Equity shares	1,300	—	—	—	—	—	—	38	—	—	38	1,338
Intangible assets	766	—	—	—	—	458	—	—	20	—	478	1,244
Property, plant and equipment	1,694	—	(35)	(3)	—	(114)	—	—	—	—	(152)	1,542
Settlement balances	3,538	—	—	—	—	—	—	—	—	—	—	3,538
Derivatives at fair value	1,366	—	—	—	—	—	—	—	—	—	—	1,366
Prepayments, accrued income and other assets	2,098	—	—	3	4	—	20	(57)	—	277	247	2,345
Total assets	196,265	—	(35)	(16)	346	344	20	—	20	277	956	197,221

	UK GAAP £m	Income tax £m	Property plant and equipment £m	Leases £m	Consolidation £m	Software development costs £m	Employee benefits £m	Bancassurance £m	Goodwill £m	Other £m	Total adjustments £m	IFRS £m
Liabilities												
Deposits by banks	23,873	—	—	—	—	—	—	—	—	—	—	23,873
Customer accounts	126,119	—	—	—	—	—	—	—	—	—	—	126,119
Debt securities in issue	3,255	—	—	—	342	—	—	—	—	—	342	3,597
Settlement balances and short positions	21,670	—	—	—	—	—	—	—	—	—	—	21,670
Derivatives at fair value	1,105	—	—	—	—	—	—	—	—	—	—	1,105
Accruals, deferred income and other liabilities	4,535	—	—	—	4	—	—	—	—	—	4	4,539
Retirement benefit liabilities	243	—	—	—	—	—	1,850	—	—	—	1,850	2,093
Deferred taxation liabilities	111	120	—	(4)	—	103	(607)	—	—	277	(111)	—
Subordinated liabilities	5,808	—	—	—	—	—	—	—	—	—	—	5,808
Minority interests	408	—	—	—	—	—	—	—	—	—	—	408
Shareholders' equity	9,138	(120)	(35)	(12)	—	241	(1,223)	—	20	—	(1,129)	8,009
Total liabilities and equity	196,265	—	(35)	(16)	346	344	20	—	20	277	956	197,221

Balance sheet at 31 December 2004 – Bank

	UK GAAP £m	Dividends £m	Income Tax £m	Property plant and equipment £m	Software development costs £m	Employee benefits £m	Other adjustments £m	Total adjustments £m	IFRS £m
Assets									
Cash and balances at central banks	956	—	—	—	—	—	—	—	956
Loans and advances to banks	15,994	—	—	—	—	—	—	—	15,994
Loans and advances to customers	77,619	—	—	—	—	—	—	—	77,619
Debt securities	39	—	—	—	—	—	—	—	39
Equity shares	587	—	—	—	—	—	—	—	587
Investment in Group undertakings	9,076	—	—	—	—	—	(2,823)	(2,823)	6,253
Intangible assets	—	—	—	—	434	—	—	434	434
Property, plant and equipment	1,284	—	—	(37)	—	—	—	(37)	1,247
Derivatives at fair value	704	—	—	—	—	—	—	—	704
Prepayments, accrued income and other assets	1,542	(81)	—	—	—	14	359	292	1,834
Total assets	107,801	(81)	—	(37)	434	14	(2,464)	(2,134)	105,667
Liabilities									
Deposits by banks	3,480	—	—	—	—	—	—	—	3,480
Customer accounts	87,925	—	—	—	—	—	—	—	87,925
Debt securities in issue	39	—	—	—	—	—	—	—	39
Derivatives at fair value	283	—	—	—	—	—	—	—	283
Accruals, deferred income and other liabilities	2,178	—	—	—	—	(6)	(1)	(7)	2,171
Retirement benefit liabilities	—	—	—	—	—	1,920	—	1,920	1,920
Deferred taxation liabilities	11	—	66	—	130	(572)	365	(11)	—
Subordinated liabilities	4,747	—	—	—	—	—	—	—	4,747
Shareholders' equity	9,138	(81)	(66)	(37)	304	(1,328)	(2,828)	(4,036)	5,102
Total liabilities and equity	107,801	(81)	—	(37)	434	14	(2,464)	(2,134)	105,667

Consolidated income statement for the year ended 31 December 2004

	UK GAAP £m	Leases £m	Software development costs £m	Employee benefits £m	Goodwill £m	Discontinued operations £m	Total adjustments £m	IFRS £m
Net interest income	4,360	13	10	—	—	(265)	(242)	4,118
Non-interest income	3,641	—	—	(1)	—	(13)	(14)	3,627
Total income	8,001	13	10	(1)	—	(278)	(256)	7,745
Operating expenses	3,893	—	253	65	(43)	(53)	222	4,115
Operating profit before impairment losses	4,108	13	(243)	(66)	43	(225)	(478)	3,630
Impairment losses	625	—	—	—	—	5	5	630
Profit before tax	3,483	13	(243)	(66)	43	(230)	(483)	3,000
Tax	955	4	(73)	(20)	—	(69)	(158)	797
Discontinued operations	—	—	—	—	—	161	161	161
Profit for the year	2,528	9	(170)	(46)	43	—	(164)	2,364

Bank income statement for the year ended 31 December 2004

	UK GAAP £m	Dividends £m	Software development costs £m	Employee benefits £m	Total adjustments £m	IFRS £m
Profit for the year	1,915	150	(119)	(45)	(14)	1,901

44 Transition to IFRS *(continued)*

(3) Analysis of IAS 32, IAS 39 and IFRS 4 adjustments

Balance sheet at 1 January 2005 – Group

	IFRS 31 December 2004 £m	IFRS prospective adjustments											IFRS 1 January 2005 £m
		Offset £m	Other IAS 39 £m	Debt equity £m	Classification measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Other £m	Total adjustments £m	
Assets													
Cash and balances at central banks	1,589	—	—	—	—	—	—	—	—	—	—	—	1,589
Treasury bills and other eligible bills	172	—	—	—	—	—	—	—	—	—	—	—	172
Loans and advances to banks	29,982	12,209	4	—	—	—	—	28	—	—	1	12,242	42,224
Loans and advances to customers	131,679	19,588	551	—	(1)	—	(218)	133	1,479	(254)	(2)	21,276	152,955
Debt securities	22,426	—	138	—	(2)	—	—	—	—	—	—	136	22,562
Equity shares	1,338	—	—	—	289	—	—	—	—	—	—	289	1,627
Intangible assets	1,244	—	—	—	—	—	—	—	—	—	—	—	1,244
Property, plant and equipment	1,542	—	—	—	—	—	—	—	—	—	—	—	1,542
Settlement balances	3,538	—	—	—	—	—	—	—	—	—	—	—	3,538
Derivatives at fair value	1,366	1,983	—	—	3	60	—	366	—	—	(1)	2,411	3,777
Prepayments, accrued income and other assets	2,345	—	(693)	—	(2)	(15)	—	(202)	295	(2)	52	(567)	1,778
Total assets	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008
Liabilities													
Deposits by banks	23,873	12,209	8	—	—	—	—	10	—	—	—	12,227	36,100
Customer accounts	126,119	19,588	349	—	(2)	(15)		(18)	99	—	—	20,001	146,120
Debt securities in issue	3,597	—	—	—	—	—	—	—	1,479	—	1	1,480	5,077
Settlement balances and short positions	21,670	—	163	—	—	—	—	—	—	—	—	163	21,833
Derivatives at fair value	1,105	1,983	—	—	3	60	—	457	—	—	—	2,503	3,608
Accruals, deferred income and other liabilities	4,539	—	(623)	(7)	76	(3)	—	(291)	295	81	—	(472)	4,067
Retirement benefit liabilities	2,093	—	—	—	—	—	—	—	—	—	—	—	2,093
Deferred taxation liabilities	—	—	—	—	86	1	(55)	50	(30)	(101)	49	—	—
Subordinated liabilities	5,808	—	103	426	—	—	—	—	—	—	1	530	6,338
Minority interests	408	—	—	(6)	—	—	—	—	—	—	—	(6)	402
Shareholders' equity	8,009	—	—	(413)	124	2	(163)	117	(69)	(236)	(1)	(639)	7,370
Total liabilities and equity	197,221	33,780	—	—	287	45	(218)	325	1,774	(256)	50	35,787	233,008

Balance sheet at 1 January 2005 – Bank

	IFRS 31 December 2004 £m	IFRS prospective adjustments: Offset £m	Other IAS 39 £m	Debt equity £m	Classification measurement £m	Embedded derivatives £m	Provisioning and impairment £m	Hedging/ measurement £m	Derecognition £m	Revenue recognition £m	Other £m	Total adjustments £m	IFRS 1 January 2005 £m
Assets													
Cash and balances at central banks	956	—	—	—	—	—	—	—	—	—	—	—	956
Loans and advances to banks	15,994	2,885	—	—	—	—	—	25	—	—	—	2,910	18,904
Loans and advances to customers	77,619	10,880	409	(33)	—	—	(207)	133	—	(272)	1	10,911	88,530
Debt securities	39	—	—	—	—	—	—	—	—	—	—	—	39
Equity shares	587	—	—	—	288	—	—	—	—	—	—	288	875
Investment in Group undertakings	6,253	—	—	31	—	—	—	—	—	—	—	31	6,284
Intangible assets	434	—	—	—	—	—	—	—	—	—	—	—	434
Property, plant and equipment	1,247	—	—	—	—	—	—	—	—	—	—	—	1,247
Derivatives at fair value	704	706	—	—	—	7	—	121	—	—	—	834	1,538
Prepayments, accrued income and other assets	1,834	—	(409)	—	—	(7)	—	38	—	—	36	(342)	1,492
Total assets	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299
Liabilities													
Deposits by banks	3,480	2,885	3	—	—	—	—	—	—	—	(1)	2,887	6,367
Customer accounts	87,925	10,880	264	—	—	(7)		—	99	—	—	11,236	99,161
Debt securities in issue	39	—	—	—	—	—	—	—	—	—	—	—	39
Derivatives at fair value	283	706	—	—	—	7	—	419	—	—	—	1,132	1,415
Accruals, deferred income and other liabilities	2,171	—	(370)	(6)	1	—	—	(270)	—	78	(3)	(570)	1,601
Retirement benefit liabilities	1,920	—	—	—	—	—	—	—	—	—	—	—	1,920
Deferred tax	—	—	—	—	86	—	(36)	46	(30)	(105)	39	—	—
Subordinated liabilities	4,747	—	103	426	—	—	—	—	—	—	1	530	5,277
Shareholders' equity	5,102	—	—	(422)	201	—	(171)	122	(69)	(245)	1	(583)	4,519
Total liabilities and equity	105,667	14,471	—	(2)	288	—	(207)	317	—	(272)	37	14,632	120,299

Reconciliation of shareholders' funds	Group £m	Bank £m
UK GAAP shareholders' funds at 31 December 2004	9,138	9,138
Standards applicable to all periods:		
Valuation of subsidiaries and associates	—	(2,828)
Proposed dividend	—	(81)
Employee benefits	(1,767)	(1,898)
Software development costs	344	434
Other	(31)	(37)
Tax effect on adjustments	445	440
Deferred tax	(120)	(66)
Shareholders' funds under IFRS at 31 December 2004	8,009	5,102
Standards applicable from 1 January 2005:		
Non-equity shares reclassified to debt	(419)	(419)
Revenue recognition	(337)	(350)
Derecognition	(99)	(99)
Securities	210	287
Other	(43)	(2)
Tax effect on adjustments	49	—
Shareholders' funds under IFRS at 1 January 2005	7,370	4,519
Equity – minority interests	402	—
Equity under IFRS at 1 January 2005	7,772	4,519

	Group		Bank	
As at 1 January 2005	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m	Fair value on implementation of IAS 39 £m	Carrying value under UK GAAP £m
Financial assets				
– designated as at fair value through profit or loss	1,137	1,062	60	60
– available-for-sale	3,851	3,562	911	624
Financial liabilities				
– designated as at fair value through profit or loss	1,326	1,259	60	60

45 *Ultimate holding company*

The Group's ultimate holding company and ultimate controlling party is The Royal Bank of Scotland Group plc and its immediate parent company is The Royal Bank of Scotland plc. Both companies are incorporated in Great Britain and registered in Scotland. As at 31 December 2005, The Royal Bank of Scotland Group plc heads the largest group in which the Group is consolidated and The Royal Bank of Scotland plc heads the smallest group in which the Group is consolidated. Copies of the consolidated accounts of both companies may be obtained from The Secretary, The Royal Bank of Scotland Group plc, Gogarburn, PO Box 1000, Edinburgh EH12 1HQ.

46 Post balance sheet events

There have been no significant events between the year end and the date of approval of these accounts which would require a change to or disclosure in the accounts.

Amounts in accordance with IFRS

Summary consolidated income statement – IFRS	2005 £m	2004 £m
Net interest income	4,461	4,383
Non-interest income	4,189	3,640
Total income	8,650	8,023
Operating expenses (1)	4,483	4,168
Profit before impairment losses	4,167	3,855
Impairment losses	756	625
Profit before tax	3,411	3,230
Tax	948	866
Profit after tax	2,463	2,364
Minority interests	17	12
Preference dividends	—	36
Profit attributable to ordinary shareholders	2,446	2,316

Notes:

(1) Includes integration expenditure of £163 million for the year ended 31 December 2005 (2004 – £297 million).

Summary consolidated balance sheet – IFRS	2005 £m	2004 £m
Loans and advances	215,938	161,661
Debt securities and equity shares	29,568	23,764
Derivatives at fair value and settlement balances	6,907	4,904
Other assets	8,190	6,892
Total assets	260,603	197,221
Shareholders' equity	9,440	8,009
Minority interests	744	408
Subordinated liabilities	6,648	5,808
Total capital resources	16,832	14,225
Deposits	203,925	149,992
Derivatives at fair value, settlement balances and short positions	24,231	22,775
Other liabilities	15,615	10,229
Total liabilities and equity	260,603	197,221

Amounts in accordance with UK GAAP	2004 £m	2003 £m	2002 £m	2001 £m
Profit before provisions	4,108	3,679	3,105	3,099
Provisions for bad and doubtful debts	625	549	508	510
Amounts written off fixed asset investments	—	1	8	6
Profit on ordinary activities before tax	3,483	3,129	2,589	2,583
Tax on profit on ordinary activities	955	946	714	733
Profit on ordinary activities after tax	2,528	2,183	1,875	1,850

	£m	£m	£m	£m
Shareholders' funds	9,138	9,038	9,165	8,106
Minority interests	408	3	47	110
Dated loan capital	3,074	3,272	3,341	3,651
Undated loan capital including convertible debt	2,734	2,471	2,592	2,745
Total capital resources	15,354	14,784	15,145	14,612

	£bn	£bn	£bn	£bn
Loans and advances to customers (net of provisions)	131.4	102.6	112.1	100.6
Customer accounts	126.1	116.6	111.5	100.0
Total assets	196.3	172.9	171.9	172.7

Principal offices

National Westminster Bank Plc
135 Bishopsgate London EC2M 3UR

Ulster Bank
11-16 Donegall Square East Belfast BT1 5UB
George's Quay Dublin 2

RBS Greenwich Capital
600 Steamboat Road Greenwich Connecticut 06830 USA

Coutts Group
440 Strand London WC2R 0QS

Published by The Royal Bank of Scotland Group plc.
Printed by Butler and Tanner Ltd.

